As filed with the Securities and Exchange Commission on November 8, 1999

                                                  Registration No. 333-_________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                    FORM S-6
                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


                              Initial Registration
                                -----------------
                        SECURITY LIFE SEPARATE ACCOUNT L1
                              (Exact Name of Trust)



                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                               (Name of Depositor)
                                  1290 Broadway
                           Denver, Colorado 80203-5699
              (Address of Depositor's Principal Executive Offices)



                                                 Copy to:
GARY W. WAGGONER, ESQ.                           KIMBERLY J. SMITH, ESQ.
Security Life of Denver Insurance Company        Sutherland Asbill & Brennan LLP
1290 Broadway                                    1275 Pennsylvania Avenue, NW
Denver, Colorado 80203-5699                      Washington, D.C. 20004-2415
                                                 (202) 383-0314

(Name and Address of Agent for Service)


                          ----------------------------



Title of securities being registered: Corporate variable life insurance policies.

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.





Form V-112-00

               SECURITY LIFE SEPARATE ACCOUNT L1 (File No. 333-_________)
                              Cross-Reference Table





Form N-8B-2 Item No.                  Caption in Prospectus


1, 2                                  Cover; Security Life of Denver
                                      Insurance Company; Security Life Separate
                                      Account L1

3                                     Inapplicable

4                                     Security Life of Denver Insurance Company

5, 6                                  Security Life Separate Account L1

7                                     Inapplicable

8                                     Financial Statements

9                                     Inapplicable

10(a), (b), (c), (d), (e)             Policy Summary; Policy Values, Determining
                                      the Value in the Variable Division;
                                      Charges and Deductions; Surrender; Partial
                                      Withdrawals; Transfers of Account Value;
                                      Right to Exchange Policy; Lapse;
                                      Reinstatement; Premiums

10(f)                                 Voting Privileges; Right to Change
                                      Operations

10(g), (h)                            Right to Change Operations

10(i) Tax Considerations; Detailed Information about the Corporate Variable Universal Life Policy; General Policy Provisions;

11, 12                                Security Life Separate Account L1

13                                    Policy Summary; Charges and Deductions;
                                      Group or Sponsored Arrangements and
                                      Corporate Purchasers

Form N-8B-2 Item No.                  Caption in Prospectus


14, 15 Policy Summary; Free Look Period or Right to Examine Policy Period; General Policy Provisions; Applying for a Policy

16                                    Premiums; Allocation of Net Premiums; How
                                      We Calculate Accumulation Unit Values

17                                    Surrender; Partial Withdrawals

18                                    Policy Summary; Tax Considerations;
                                      Detailed Information about the Corporate
                                      Variable Universal Life Policy; Security
                                      Life Separate Account L1

19                                    Reports to Owners; Notification and
                                      Claims Procedures; Performance Information
                                      (Appendix C)

20                                    See 10(g) & 10(a)

21                                    Policy Loans

22                                    Policy Summary; Premiums; Grace Period;
                                      Security Life Separate Account L1;
                                      Detailed Information about the Corporate
                                      Variable Universal Life Policy

23                                    Inapplicable

24                                    Inapplicable

25                                    Security Life of Denver Insurance Company

26                                    Inapplicable

27, 28, 29, 30                        Security Life of Denver Insurance Company

31, 32, 33, 34                        Inapplicable

35                                    Inapplicable

36                                    Inapplicable

Form N-8B-2 Item No.                  Caption in Prospectus


37                                    Inapplicable

38, 39, 40, 41(a)                     General Policy Provisions;  Distribution
                                      of the Policies; Security Life of Denver
                                      Insurance Company

41(b), 41(c), 42, 43                  Inapplicable

44 Determining the Value in the Variable Division; How We Calculate Accumulation Unit Values

45                                    Inapplicable

46 Partial Withdrawals; Detailed Information about the Corporate Variable Universal Life Policy

47, 48, 49, 50                        Inapplicable

51                                    Detailed Information about the Corporate
                                      Variable Universal Life Policy

52                                    Determining the Value in the Variable
                                      Division; Right to Change Operations

53(a)                                 Tax Considerations

53(b), 54, 55                         Inapplicable

56, 57, 58                            Inapplicable

59                                    Financial Statements

                                   Prospectus

                        CORPORATE VARIABLE UNIVERSAL LIFE
                               A FLEXIBLE PREMIUM
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                    issued by

                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                                       AND
                        SECURITY LIFE SEPARATE ACCOUNT L1


Consider carefully the policy charges and deductions beginning on page 41 in this prospectus.


You should read this prospectus and keep it for future reference. A prospectus for each underlying fund portfolio must accompany and should be read together with this prospectus.


This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.


Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you.


Your Policy
       o      is a flexible premium variable universal life insurance policy
       o      is issued by Security Life of Denver Insurance Company
       o is designed primarily for use on a multi-life basis when the insured people share a common employment or business relationship
       o is returnable by you during the free look period or right to examine policy period if you are not satisfied.

YOUR POLICY PREMIUM PAYMENTS
       o      are flexible, so the premium amount and frequency may vary
       o are allocated to variable investment options and the guaranteed interest division based on your instructions
       o are invested in shares of the underlying investment portfolios under each variable investment option.

YOUR ACCOUNT VALUE
       o      is the sum of your holdings in the variable division, the
              guaranteed interest division and the loan division
       o      has no guaranteed minimum cash value under the variable
              division. The value varies with the value of the underlying investment portfolio
       o has a minimum guaranteed rate of return if you have an amount in the guaranteed interest division and
       o      is subject to various expenses and charges.

DEATH PROCEEDS
       o      are paid if the policy is in force when the insured person dies
       o are equal to the death benefit minus outstanding policy loans, accrued loan interest and unpaid charges incurred before the insured person dies
       o      are calculated under your choice of options;
                  * Option 1- a fixed minimum death benefit
                  * Option 2- a stated death benefit plus your account value
                  * Option 3- a stated death benefit plus the sum of the
                    premiums you have paid minus partial withdrawals and
       o are generally not federally income taxed if your policy continues to meet the federal income tax definition of life insurance.


NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS LIFE INSURANCE POLICY IS NOT A BANK DEPOSIT OR OBLIGATION, FEDERALLY INSURED, OR BACKED BY ANY BANK OR GOVERNMENTAL AGENCY.

                     DATE OF PROSPECTUS _____________, _____

Form V-112-00

ISSUED BY: Security Life of Denver  UNDERWRITTEN BY:  ING America Equities, Inc.
               Insurance Company                      1290 Broadway
           Security Life Center                       Denver, CO 80203-5699
           1290 Broadway                              (303) 860-2000
           Denver, CO 80203-5699
           (800) 525-9852


THROUGH ITS:        Security Life Separate Account L1


ADMINISTERED BY:    Customer Service Center

--------------------------------------------------------------------------------
Corporate Variable Universal Life       2

                                TABLE OF CONTENTS


POLICY SUMMARY.................................................................6
     Your Policy...............................................................6
     Free Look Period or Right to Examine Policy
         Period................................................................6
     Your Policy Premiums......................................................6
         Allocation of Net Premiums............................................6
     Charges and Deductions....................................................7
         Deductions from Premiums..............................................7
         Annual Deductions.....................................................7
         Deductions from the Variable Divisions................................7
         Monthly Deductions from Your Account
              Value............................................................7
         Policy Transaction Fees...............................................7
     Fees and Expenses of the Investment Portfolios............................8
         Investment Portfolio Annual Expenses..................................8
     Variable Division........................................................10
     Policy Values............................................................10
         Your Account Value in the Variable Divisions.........................10
     Transfers of Account Value...............................................11
     Special Policy Features..................................................11
         Dollar Cost Averaging................................................11
         Automatic Rebalancing................................................11
         Loans................................................................11
         Partial Withdrawals..................................................11
     Policy Modification, Termination and Continuation
         Features.............................................................11
         Right to Exchange Policy.............................................11
         Surrender............................................................11
         Lapse................................................................11
         Reinstatement........................................................11
         Policy Maturity......................................................11
         Continuation of Coverage.............................................12
     Death Benefits...........................................................12
     Tax Considerations.......................................................12

INFORMATION ABOUT SECURITY LIFE, THE
     SEPARATE ACCOUNT, THE INVESTMENT
     OPTIONS AND THE GUARANTEED
     INTEREST DIVISION........................................................12
     Security Life of Denver Insurance Company................................12
     Year 2000 Preparedness...................................................13
     Security Life Separate Account L1........................................13
         Separate Account Structure...........................................13
         Order of Separate Account Liabilities................................13
         Variable Investment Options..........................................13
         Investment Portfolios................................................14
     Objectives of the Investment Portfolios..................................14
     The Guaranteed Interest Division.........................................18

DETAILED INFORMATION ABOUT THE
     CORPORATE VARIABLE UNIVERSAL LIFE
     POLICY...................................................................18
     Applying for a Policy....................................................18
         Policy Issuance......................................................18
         Definition of Life Insurance.........................................19
     Temporary Insurance......................................................19
     Premiums.................................................................19
         Scheduled Premiums...................................................19
         Unscheduled Premium Payments.........................................20
         Target Premium.......................................................20
         Allocation of Net Premiums...........................................20
     Premium Payments Affect Your Coverage....................................20
         Modified Endowment Contracts.........................................21
     Death Benefits...........................................................21
         Base Death Benefit...................................................23
         Death Benefit Options................................................23
         Changes in Death Benefit Options.....................................24
         Changes in Death Benefit Amounts.....................................24
     Adjustable Term Insurance Rider..........................................25
     Special Features.........................................................26
         Right to Exchange Policy.............................................26
         Policy Maturity......................................................26
         Continuation of Coverage.............................................27
     Policy Values............................................................27
         Account Value........................................................27
         Net Account Value....................................................27
         Determining the Value in the Variable
              Division........................................................27
         How We Calculate Accumulation Unit Values............................28
     Transfers of Account Value...............................................29
         Excessive Trading....................................................29
         Guaranteed Interest Division Transfers...............................29
     Dollar Cost Averaging....................................................29
         Changing Dollar Cost Averaging.......................................30
         Terminating Dollar Cost Averaging....................................30
     Automatic Rebalancing....................................................30
         Changing Automatic Rebalancing.......................................31
         Terminating Automatic Rebalancing....................................31
     Policy Loans.............................................................31
         Loan Repayment.......................................................32
         Loans and Your Benefits..............................................31
     Partial Withdrawals......................................................31
         Partial Withdrawals under Death Benefit
              Option 1........................................................31
         Partial Withdrawals under Death Benefit
              Option 2........................................................32
         Partial Withdrawals under Death Benefit
              Option 3........................................................33
         Stated Death Benefit and Target Death Benefit
              Reductions......................................................33
         Partial Withdrawal Mechanics.........................................33
     Lapse....................................................................33
         Grace Period.........................................................33
     Reinstatement............................................................34
--------------------------------------------------------------------------------
Corporate Variable Universal Life       3

     Surrender................................................................34
     General Policy Provisions................................................34
         Free Look Period or Right to Examine Policy
              Period..........................................................34
         Your Policy..........................................................35
         Age  ................................................................35
         Ownership............................................................35
         Beneficiary(ies).....................................................35
         Collateral Assignment................................................36
         Incontestability.....................................................36
         Misstatements of Age or Gender.......................................36
         Suicide..............................................................36
         Transaction Processing...............................................36
         Notification and Claims Procedures...................................37
         Telephone Privileges.................................................37
         Non-participation....................................................37
         Distribution of the Policies.........................................37
         Advertising Practices and Sales Literature...........................38
         Settlement Provisions................................................39
     Administrative Information About the Policy..............................39
         Voting Privileges....................................................39
         Material Conflicts...................................................40
         Right to Change Operations...........................................40
         Reports to Owners....................................................41

CHARGES AND DEDUCTIONS........................................................41
     Deductions from Premiums.................................................41
         Tax Charges..........................................................41
         Sales Charge.........................................................42
     Annual Deduction.........................................................42
         Deferred Sales Charge................................................42
     Daily Deductions from the Variable Account...............................42
         Mortality and Expense Risk Charge....................................42
     Monthly Deductions from Your Account Value...............................42
         Monthly Administrative Charge........................................43
         Cost of Insurance Charge.............................................43
         Guaranteed Issue.....................................................44
         Changes in Monthly Charges...........................................44
         Continuation of Coverage Administrative Fee..........................44
     Policy Transaction Fees..................................................44
         Partial Withdrawals..................................................44
         Transfers............................................................44
         Illustrations........................................................44
         Premium Allocation Change............................................44
     Group or Sponsored Arrangements or Corporate
         Purchasers...........................................................44
     Other Charges............................................................45

TAX CONSIDERATIONS............................................................45
     Tax Status of the Policy.................................................45
     Diversification Requirements.............................................45
     Tax Treatment of Policy Death Benefits...................................46
     Modified Endowment Contracts.............................................46
     Multiple Policies........................................................46
     Distributions Other than Death Benefits from
         Modified Endowment Contracts.........................................46
     Distributions Other than Death Benefits from
         Policies That Are Not Modified Endowment
         Contracts............................................................47
     Investment in the Policy.................................................47
     Policy Loans.............................................................47
     Section 1035 Exchanges...................................................47
     Tax-exempt Policy Owners.................................................47
     Possible Tax Law Changes.................................................47
     Changes to Comply with the Law...........................................47
     Other....................................................................48

ILLUSTRATIONS.................................................................49

ADDITIONAL INFORMATION........................................................53
     Directors and Officers...................................................53
     Regulation...............................................................56
     Legal Matters............................................................56
     Legal Proceedings........................................................56
     Experts..................................................................56
     Registration Statement...................................................56

FINANCIAL STATEMENTS..........................................................57

APPENDIX A....................................................................58

APPENDIX B....................................................................59





--------------------------------------------------------------------------------
Corporate Variable Universal Life       4

INDEX OF SPECIAL TERMS

The following special terms are used in this prospectus. We explain each term on the page(s) listed in the body of this prospectus and in the summary, if applicable:

Account value.................................................................10
Accumulation unit.............................................................27
Accumulation unit value.......................................................28
Adjustable term insurance rider...............................................21
Age.......................................................................18, 35
Base death benefit............................................................23
Beneficiary(ies)..............................................................12
Customer service center........................................................2
Death proceeds................................................................23
Free look period..............................................................34
General account...............................................................13
Guaranteed interest division..................................................18
Initial premium...............................................................18
Insured.......................................................................18
Investment date...............................................................18
Investment option.............................................................18
Loan division.................................................................10
Monthly processing date.......................................................24
Net account value.............................................................10
Net amount at risk............................................................10
Net premium...................................................................20
Owner.........................................................................35
Partial withdrawal............................................................32
Policy.....................................................................6, 13
Policy date...................................................................19
Policy loan...................................................................31
Portfolios....................................................................14
Rider.........................................................................25
Scheduled premium.............................................................19
Segment.......................................................................25
Separate account..............................................................13
Stated death benefit..........................................................19
Target death benefit..........................................................25
Target premium................................................................20
Total death benefit...........................................................25
Transaction date..............................................................28
Valuation date................................................................10
Valuation period..........................................................10, 28
Variable division.............................................................13

--------------------------------------------------------------------------------
Corporate Variable Universal Life       5

POLICY SUMMARY

THIS SUMMARY HIGHLIGHTS SOME OF THE IMPORTANT POINTS ABOUT YOUR POLICY. THE POLICY IS MORE FULLY DESCRIBED IN THE ATTACHED, COMPLETE PROSPECTUS. PLEASE READ THE PROSPECTUS CAREFULLY. "WE," "US," "OUR," AND THE "COMPANY" REFER TO SECURITY LIFE OF DENVER INSURANCE COMPANY. "YOU" AND "YOUR" REFER TO THE POLICY OWNER. THE OWNER IS THE INDIVIDUAL, ENTITY, PARTNERSHIP, REPRESENTATIVE OR PARTY WHO MAY EXERCISE ALL RIGHTS OVER THE POLICY AND RECEIVE THE POLICY BENEFITS DURING THE INSURED PERSON'S LIFETIME.

STATE VARIATIONS ARE COVERED IN A SPECIAL POLICY FORM FOR USE IN THAT STATE. THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. YOUR ACTUAL POLICY AND RIDERS ARE THE CONTROLLING DOCUMENTS. IF YOU WOULD LIKE TO REVIEW A COPY OF THE POLICY AND RIDERS, CONTACT OUR CUSTOMER SERVICE CENTER.


YOUR POLICY

This policy is available only to groups of ten or more insured people with a minimum aggregate group first year premium must total at least $250,000. We generally require a minimum target death benefit of $50,000 per policy. We may reduce the minimum target death benefit if the average target death benefit at policy issuance for the group is at least $50,000.

Your policy provides life insurance protection on the insured person. The policy includes the basic policy, applications, and riders or endorsements. As long as the policy remains in force, we pay a death benefit at the death of the insured person. While your policy is in force, you may access your policy value by taking loans or partial withdrawals. You may also surrender your policy for its surrender value. When the insured person reaches age 100, the policy can be surrendered or continued under the continuation of coverage option. SEE CONTINUATION OF COVERAGE, PAGE 27.

We designed this policy primarily for use on a multi-life basis where the insured people share common employment or a business relationship. The policy may be owned individually or by a corporation, trust, association or similar entity.

Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.


FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD

Within limits as specified by state law, you have the right to examine your policy and return it for a refund of premiums paid or the account value if you are not satisfied for any reason. The policy is then void. SEE FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD, PAGE 34.


YOUR POLICY PREMIUMS

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:
     o   for us to issue your policy; and
     o   sufficient to keep your policy in force.

On your application, you choose how much and how often you want to pay premiums. Depending on your choices, it may not be enough to keep your policy or riders in force. The amount of premium you pay affects the length of time your policy stays in force. SEE PREMIUMS, PAGE 19.

ALLOCATION OF NET PREMIUMS

This policy has premium-based charges which are subtracted from your payments. We add the balance, or the net premium, to your policy based on your investment instructions. You may allocate the net premiums among one or more variable investment options and the guaranteed interest division.

We apply the net premium payments to your policy after we:
     o   receive your initial premium;
     o   have the information we require;
     o   approve your policy application; and
     o   issue your policy.

You need to allocate your premiums to your investment choices in percentages that are whole numbers and which total 100%. SEE ALLOCATION OF NET PREMIUMS, PAGE 20.

--------------------------------------------------------------------------------
Corporate Variable Universal Life       6

CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUMS

We make the following deductions from each premium payment you make:

     1. Tax charges -- We currently deduct a charge of 2.5% of premiums for state and local taxes. We currently deduct a charge of 1.5% of each premium to cover our estimated cost of the federal income tax treatment of deferred acquisition costs. SEE TAX CHARGES, PAGE 41.

     2. Sales charge -- We deduct a percentage of each premium to cover a portion of our expenses in selling your policy. This charge is 2% of premiums you have paid in the first policy year and 0.5% of the premiums you have paid for each policy year beyond the first. SEE DEDUCTIONS FROM PREMIUMS, PAGE 41.

ANNUAL DEDUCTIONS

The deferred sales charge is based on a percentage of premium and is deducted from account value at the beginning of each policy year for nine years after each year of premium payments. It applies to the first ten years of premium payments made. The deduction applies to each segment separately. SEE DEFERRED SALES CHARGE, PAGE 42, AND CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 24.

DEDUCTIONS FROM THE VARIABLE DIVISION

We assess a mortality and expense risk charge of 0.20% per year or 0.000548% per day against the variable divisions. This charge compensates us for mortality and expense risks under the policies. SEE DAILY DEDUCTIONS FROM THE SEPARATE ACCOUNT, PAGE 42.

MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE

We deduct the following charges from your account value at the beginning of each policy month:

     1. Monthly administrative charge -- $12 per month for the first policy year, then $6 per month for each policy year beyond that.

     2. Cost of insurance charge -- Based on the net amount at risk on the life of the insured person. The amount of this charge differs for:
         o   the segments of the base death benefit; and
         o   the adjustable term insurance rider.

SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 42.

POLICY TRANSACTION FEES

We deduct policy transaction fees from your account value at the time of the transaction.

The following are the current transaction fees. SEE POLICY TRANSACTION FEES, PAGE 44.

     1.  Partial withdrawal fee -- $25.

     2. Transfer fee -- We allow twelve free transfers among investment options per policy year. For each transfer beyond that, a $10 fee may apply.

     3. Illustrations -- You may request one free illustration per policy year. For each illustration beyond that, a $25 fee may apply.

     4. Premium Allocation Change -- You may make five free premium allocation changes per policy year. For each premium allocation change beyond that, a $25 fee may apply.

     5. Continuation of Coverage -- We will charge a one-time $200 administrative fee when the insured person turns age 100 to activate continued coverage.









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Corporate Variable Universal Life       7

FEES AND EXPENSES OF THE INVESTMENT PORTFOLIOS

The separate account purchases shares of the investment portfolios at net asset value. This price reflects investment management fees and other direct expenses that are deducted from the portfolio assets. The following table describes these investment management fees and other direct expenses of the investment portfolios. The fees and expenses are shown in both gross amounts and net amounts shown after any expenses or fees have been voluntarily absorbed by the investment portfolio advisers.

INVESTMENT PORTFOLIO ANNUAL EXPENSES (AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS) /1/


                                                                                         Fees and
                                                      Investment               Total     Expenses  Total Net
                                                      Management  Other      Portfolio  Waived or  Portfolio
                             Portfolio                   Fees    Expenses    Expenses   Reimbursed  Expenses

AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Capital Appreciation Fund                        0.62%   0.05%         0.67%      NA        0.67%
AIM V.I. Government Securities Fund                       0.50%   0.26%         0.76%      NA        0.76%
THE ALGER AMERICAN FUND
Alger American Growth Portfolio                           0.75%   0.04%         0.79%      NA        0.79%
Alger American MidCap Growth Portfolio                    0.80%   0.04%         0.84%      NA        0.84%
Alger American Small Capitalization Portfolio             0.85%   0.04%         0.89%      NA        0.89%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
VIP Growth Portfolio                                      0.59%   0.09%         0.68%      NA        0.68%/3/
VIP Overseas Portfolio                                    0.74%   0.17%         0.91%      NA        0.91%/3/
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
VIP II Index 500 Portfolio                                0.24%   0.11%         0.35%     0.07%      0.28%/4/
INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF-Equity Income Fund                            0.75%   0.42%         1.17%/2/  0.24%/5/   0.93%
INVESCO VIF-High Yield Fund                               0.60%   0.47%         1.07%      NA        1.07%
INVESCO VIF-Small Company Growth Fund                     0.75%   11.92%       12.67%/2/ 10.80%/6/   1.87%
INVESCO VIF-Total Return Fund                             0.75%   0.49%         1.24%/2/  0.07%/7/   1.17%
INVESCO VIF-Utilities Fund                                0.60%   1.24%         1.84%/2/  0.76%/8/   1.08%
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST /11/
Limited Maturity Bond Portfolio                           0.65%   0.11%         0.76%      NA        0.76%
Partners Portfolio                                        0.78%   0.06%         0.84%      NA        0.84%
VAN ECK WORLDWIDE INSURANCE TRUST
Worldwide Bond Fund                                       1.00%   0.15%         1.15%      NA        1.15%
Worldwide Emerging Markets Fund                           1.00%   0.61%         1.61%/2/  0.11%/9/   1.50%
Worldwide Real Estate Fund                                1.00%   4.32%         5.32%/2/  4.43%/10/  0.89%

/1/ The preceding portfolio expense information was provided to us by the portfolios, and we have not independently verified such information. These portfolio expenses are not direct charges against division assets or reduction from contract values; rather these portfolio expenses are taken into consideration in computing each underlying portfolio's net asset value, which is the share price used to calculate the unit values of the divisions. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.

/2/ Certain expenses of the Fund are being voluntarily absorbed by the Funds.


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Corporate Variable Universal Life       8

/3/ A Portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total portfolio expenses presented in the table would have been 0.66% for Growth Portfolio and 0.89% for Overseas portfolio.

/4/ FMR agreed to reimburse a portion of Index 500 Portfolio's expenses during the period. Without this reimbursement, the funds' total portfolio expenses would have been 0.35%.

/5/ Certain expenses of the VIF-Equity Income Fund (formerly VIF-Industrial Income Fund) are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. After absorption, the VIF-Equity Income Fund's "Other Expenses" and "Total Portfolio Expenses" were 0.18% and 0.93% respectively. This commitment can be changed at any time following consultation with the board of directors.

/6/ Certain expenses of the VIF-Small Company Growth Fund are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. After absorption, the VIF-Small Company Growth Fund's "Other Expenses" and "Total Portfolio Expenses" were 1.12% and 1.87% respectively. This commitment can be changed at any time following consultation with the board of directors.

/7/ Certain expenses of the VIF-Total Return Fund are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. After absorption, the VIF-Total Return Fund's "Other Expenses" and "Total Portfolio Expenses" were 0.42% and 1.17% respectively. This commitment can be changed at any time following consultation with the board of directors.

/8/ Certain expenses of the VIF-Utilities Fund are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. After absorption, the VIF-Utilities Fund's "Other Expenses" and "Total Portfolio Expenses" were 0.48% and 1.08% respectively. This commitment can be changed at any time following consultation with the board of directors.

/9/ Van Eck Associates Corporation (the "Advisor") absorbed expenses exceeding 1.50% of the Fund's average daily net assets. Due to this arrangement, the actual expenses incurred were "Total Portfolio Expenses" of 1.50%. The Adviser has voluntarily agreed to limit the Worldwide Emerging Markets Fund's total annual operating expenses to 1.30% of the Fund's average daily net assets.

/10/ Van Eck Associates Corporation (the "Advisor") waived its management fees and assumed certain expenses for the period January 1, 1998 to February 28, 1998. The Advisor also assumed expenses exceeding 1.00% of the Fund's average daily net assets for the period March 1,1998 to December 31, 1998. The Fund's expenses were also reduced by a fee arrangement based on cash balances left on deposit with the custodian and a directed brokerage arrangement where the fund directs certain portfolio trades to a broker that, in turn, pays a portion of the Fund's expenses. Due to this arrangement the actual expenses incurred were "Investment Management Fees" of 0.00%, "Other Expenses" of 0.89% and "Total Portfolio Expenses" of 0.89%.

/11/ Neuberger Berman Advisers Management Trust (the "Trust") is divided into portfolios ("Portfolios"), each of which invests all of its net investable assets in a corresponding series ("Series") of Advisers Managers Trust. The figures reported under "Investment Management and Administration Fees" include the aggregate of the administration fees paid by the Portfolio and the management fees paid by its corresponding Series. Similarly, the "Other Expenses" includes all other expenses of the Portfolio and its corresponding Series. See "Expenses" in the Trust's Prospectus. Expenses may reflect expense reimbursement. NBMI has undertaken to reimburse certain operating expenses, including compensation of NBMI and excluding taxes, interest, extraordinary expense, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Portfolios' average daily net asset value. These expense reimbursement policies are subject to termination upon 60 days written notice to the Portfolios.

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Corporate Variable Universal Life       9

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VARIABLE DIVISION

If you invest in any of the following variable investment options, depending on market conditions, you may make or lose money. These investment options are described in the prospectuses for the underlying investment portfolios. SEE OBJECTIVES OF THE INVESTMENT PORTFOLIOS, PAGE 14.

AIM VARIABLE INSURANCE FUNDS
AIM V.I. Capital Appreciation Fund
AIM V.I. Government Securities Fund

THE ALGER AMERICAN FUND
Alger American Growth Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND & VARIABLE INSURANCE PRODUCTS FUND II VIP Growth Portfolio
VIP Overseas Portfolio
VIP II Index 500 Portfolio

INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF-Equity Income Fund
INVESCO VIF-High Yield Fund
INVESCO VIF-Small Company Growth Fund
INVESCO VIF-Total Return Fund
INVESCO VIF-Utilities Fund

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Limited Maturity Bond Portfolio
Neuberger Berman AMT Partners Portfolio

VAN ECK WORLDWIDE INSURANCE TRUST
Van Eck Worldwide Bond Fund
Van Eck Worldwide Emerging Markets Fund
Van Eck Worldwide Real Estate Fund


POLICY VALUES

Your account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. The loan division is part of our general account specifically designed to hold money used as collateral for loans and loan interest. The general account contains all of our assets other than those held in the variable account, or our other separate accounts.
Your account value reflects:
     o   net premiums;
     o   deductions for charges;
     o the investment performance of the amounts you have in the variable investment options;
     o interest earned on the amount you have in the guaranteed interest division;
     o   interest earned on the amount you have in the loan division; and
     o   partial withdrawals.

We subtract charges and partial withdrawals you take from your account value. You make a partial withdrawal when you withdraw part of your net account value. Partial withdrawals may reduce the amount of base death benefit.

Your net account value is equal to the account value minus the amount of your outstanding policy loans and accrued loan interest, if any. Your surrender value is the same as your net account value.

YOUR ACCOUNT VALUE IN THE VARIABLE DIVISION

Accumulation units are the way we measure value in the variable division. Accumulation unit value is the value of a unit of a variable investment option on the valuation date. Each variable investment option has a different accumulation unit value. SEE DETERMINING THE VALUE IN THE VARIABLE DIVISION, PAGE 27.

On each valuation date, we determine the accumulation unit values. The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. The valuation period is the time beginning at 4:00 p.m. Eastern time on a valuation date and ending at 4:00 p.m. Eastern time on the next valuation date. Each accumulation unit value reflects asset-based charges under the policy, and the expenses of the investment portfolios. SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES FOR EACH DIVISION, PAGE 28.

The valuation date is each date for which the net asset value of the investment portfolio shares and unit values of the divisions are determined. Valuation dates are each day the New York Stock Exchange and the company's customer service center are open for business and a corresponding investment portfolio values its shares, or as required by law.




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Corporate Variable Universal Life      10

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TRANSFERS OF ACCOUNT VALUE

You may make up to twelve free transfers among the variable divisions or to the guaranteed interest division per policy year. We may charge $10 for each transfer over twelve you make in a policy year. This charge does not apply to automatic rebalancing or dollar cost averaging transfers. There are restrictions on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 29.


SPECIAL POLICY FEATURES

DOLLAR COST AVERAGING

Dollar cost averaging is a systematic plan of transferring account values to selected variable investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. SEE DOLLAR COST AVERAGING, PAGE 29.

AUTOMATIC REBALANCING

Automatic rebalancing periodically reallocates your net account value among the investment options to maintain your specified distribution of account value among those divisions. Automatic rebalancing is free. SEE AUTOMATIC REBALANCING, PAGE 30.

LOANS

You may take loans against your policy's net account value. We charge an annual loan interest rate of 3.25%. We credit an annual interest rate of 3% on amounts held in the loan division as collateral for your loan. SEE POLICY LOANS, PAGE 31.

PARTIAL WITHDRAWALS

You may withdraw part of your net account value any time after your first policy year. You may make only one partial withdrawal per policy year. Partial withdrawals may reduce the death benefit and will reduce your account value. SEE PARTIAL WITHDRAWALS, PAGE 32.




POLICY MODIFICATION, TERMINATION AND CONTINUATION FEATURES

RIGHT TO EXCHANGE POLICY

For 24 months after the policy date you can exchange your policy for a guaranteed policy, unless state law requires differently. The right to exchange your policy is free. SEE RIGHT TO EXCHANGE POLICY, PAGE 26.

SURRENDER

You may surrender your policy at any time while the insured person is living.

We calculate your surrender value on the valuation date we receive your request and policy at our customer service center. All insurance coverage ends on the date we receive your request. You must return your policy or a lost policy form to us. SEE SURRENDER, PAGE 34.

LAPSE

In general, insurance coverage continues as long as your policy's net account value is enough to pay the monthly deductions. SEE LAPSE, PAGE 33.

REINSTATEMENT

You may reinstate your policy and its riders within five years of its lapse if you still own the policy and the insured person is still living.

You will need to give proof that the insured person continues to be insurable. You will also need to pay required reinstatement premiums.

We will reinstate any policy loans existing when coverage ended, with accrued loan interest to the date of the lapse. SEE REINSTATEMENT, PAGE 34.

POLICY MATURITY

If the insured person is still living on the maturity date or the policy anniversary nearest the date when the insured person reaches age 100 and you do not choose continuation of coverage, you must surrender your policy and we will pay the net account value. Your policy then ends. SEE POLICY MATURITY, PAGE 26.

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Corporate Variable Universal Life      11

CONTINUATION OF COVERAGE

If the insured person is still living at age 100, you may either surrender your policy or choose the continuation of coverage feature. If the continuation of coverage feature becomes effective, we will deduct a one-time administrative fee of $200 and keep your policy in force. SEE CONTINUATION OF COVERAGE, PAGE 27.


DEATH BENEFITS

At the insured person's death, we pay death proceeds to the beneficiary(ies) if your policy is still in force. The beneficiary(ies) is(are) the person or people you name to receive the death proceeds. The death proceeds equal the base death benefit plus amounts payable by rider, minus the amount of any outstanding policy loan on your policy and accrued loan interest. Based on the death benefit option you have chosen, the base death benefit varies.

The base death benefit does not include any adjustable term insurance rider you may have on your policy. The target death benefit includes any adjustable term insurance rider you may have on your policy plus your base death benefit. The total death benefit is at least equal to or greater than your target death benefit. The death benefit at issue may vary from the stated death benefit plus adjustable term insurance coverage for some 1035 exchanges.

There is no minimum stated death benefit to issue a policy. Generally, there is a minimum target death benefit of $50,000 per policy. SEE DEATH BENEFITS, PAGE 21.

You may change your stated death benefit amount while your policy is in force, subject to certain restrictions. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 24.


TAX CONSIDERATIONS

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. SEE TAX STATUS OF THE POLICY, PAGE 45.

Assuming the policy qualifies as a life insurance contract, under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
     o   partial withdrawals;
     o   surrender; or
     o   lapse.

In addition to the events listed above, if your policy is a modified endowment contract, loans against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 46.

You should consult a qualified legal or tax adviser before you purchase your policy.


INFORMATION ABOUT SECURITY LIFE, THE SEPARATE ACCOUNT, THE INVESTMENT OPTIONS AND THE GUARANTEED INTEREST DIVISION


SECURITY LIFE OF DENVER INSURANCE COMPANY

Security Life of Denver Insurance Company ("Security Life") is a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states except New York. At the close of 1998, the company and its consolidated subsidiaries had over $174.3 billion of life insurance in force. As of December 31, 1998, our total assets were over $10.0 billion, and our shareholder's equity was over $926 million.

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Corporate Variable Universal Life      12

We have a complete line of life insurance products, including:
     o   annuities;
     o   individual life;
     o   group life;
     o   pension products; and
     o   market life reinsurance.

Security Life is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING is one of the world's three largest diversified financial services organizations. ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $461.8 billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 1998.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of Security Life and is a registered broker-dealer with the SEC and the NASD. ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.


YEAR 2000 PREPAREDNESS

Security Life of Denver Insurance Company is aware of the computer problems that may exist surrounding the Year 2000. Our senior management is committed to ensuring that information processing and delivery systems will be Year 2000 compliant before December 31, 1999.

Our project team implemented the Year 2000 project plan which included the analysis, remediation and testing of our in-house source code. We followed our normal project management methodology, including communication with senior management on a monthly and as-needed basis and we allocated sufficient funds to ensure Year 2000 processing capabilities. On June 28, 1999, the analysis, remediation and system testing phases of the plan were completed. We will continue to do precautionary testing throughout 1999.

Security Life has developed a contingency plan with established manual procedures that we believe will allow us to continue to do business in the event our systems do not perform as expected. However, there is no assurance Security Life's efforts will be successful, or that interaction with other service providers will not impact our services.
SECURITY LIFE SEPARATE ACCOUNT L1

SEPARATE ACCOUNT STRUCTURE

We established Security Life Separate Account L1 (the "separate account") on November 3, 1993, under Colorado's insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the separate account or Security Life.

The variable account is a separate investment account. We keep the separate account assets separate from our general account and other separate accounts. It is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We may offer other variable life insurance contracts with different benefits and charges that invest in the variable account. We do not discuss these contracts in this prospectus. The variable account may invest in other securities not available for the policy described in this prospectus. The general account contains all of our assets other than those held in the separate account or other separate accounts.

The company owns all the assets in the separate account. We credit gains to or charge losses against the separate account without regard to performance of other investment accounts.

ORDER OF SEPARATE ACCOUNT LIABILITIES

State law provides that we may not charge general account liabilities against separate account assets equal to its reserves and other liabilities. This means that in the event we were ever to become insolvent, the separate account assets will be used first to pay separate account policy claims. Only if assets remain in the separate account after these claims have been satisfied can these assets be used to pay other policy owners and our creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

VARIABLE INVESTMENT OPTIONS

The separate account has several divisions. Each investment option invests in shares of a matching

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Corporate Variable Universal Life      13
investment portfolio. Each investment portfolio has its own investment objective. This means that the investment performance of a policy depends on the performance of the investment portfolios you choose. These investment portfolios are not available directly to individual investors. They are available only as the underlying investments for variable annuity and variable life insurance contracts and certain pension accounts.

INVESTMENT PORTFOLIOS

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who is not associated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans, or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.


OBJECTIVES OF THE INVESTMENT PORTFOLIOS

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

Some investment portfolio advisers (or their affiliates) may pay us compensation for servicing, administration or other expenses. Currently, these advisers include AIM Advisors, Inc.; Fidelity Management & Research Company; Fred Alger Management, Inc.; INVESCO Funds Group, Inc.; Neuberger Berman Management Inc.; and Van Eck Associates Corporation. The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers may pay us more than others.

AIM VARIABLE INSURANCE FUNDS, INC.

AIM Variable Insurance Funds, Inc. is a registered, open-end, series, management investment company. A I M Advisors, Inc., ("AIM") serves as each fund's investment adviser. AIM has acted as an investment adviser since its organization in 1976. Today, AIM, together with its subsidiaries, advises or manages over 110 investment portfolios encompassing a broad range of investment objectives.

AIM V.I. Capital Appreciation Fund -- seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies.

AIM V.I. Government Securities Fund -- seeks to achieve high current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

THE ALGER AMERICAN FUND

The Alger American Fund is a registered investment company organized on April 6, 1988. It is a multi-series Massachusetts business trust. The Fund's

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Corporate Variable Universal Life      14
investment manager is Fred Alger Management, Inc., which has provided investment advisory services since 1964.

Alger American Growth Portfolio -- seeks long-term capital appreciation.

     The portfolio focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alger American MidCap Growth Portfolio -- seeks long-term capital appreciation.

     The portfolio focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in equity securities of companies having a market capitalization within the range of companies in the S&P(R) MidCap 400 Index.

Alger American Small Capitalization Portfolio --seeks long-term capital appreciation.

     The portfolio focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell(R) 2000 Growth Index or the S&P(R) SmallCap 600 Index.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND
II

Fidelity Variable Insurance Products Fund ("VIP" established November 13, 1981) and Variable Insurance Products Fund II ("VIP II" established March 21, 1988) are open-end, diversified, management investment companies. These funds are organized as Massachusetts business trusts.

Fidelity Management & Research Company ("FMR") manages and provides investment and other services to the funds named here. However, Bankers Trust Company also provides sub-advisory services for VIP II Index 500 Portfolio. FMR is the management arm of Fidelity Investments(R), which was established in 1946, and is one of America's largest mutual fund managers.

VIP Growth Portfolio -- seeks capital appreciation.

     FMR's principal investment strategies include:
         o    Investing primarily in common stocks.
         o Investing in companies that it believes have above-average growth potential (stocks of these companies are often called "growth" stocks).
         o    Investing in domestic and foreign issuers.
         o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

VIP  Overseas Portfolio -- seeks long-term growth of capital.

     FMR's principal investment strategies include:
         o    Investing at least 65% of total assets in foreign securities.
         o    Investing primarily in common stocks.
         o Allocating investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.
         o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

VIP II Index 500 Portfolio -- seeks investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P(R) 500.

     Bankers Trust Company (BT)'s principal investment strategies include:
         o Investing at least 80% of assets in common stocks included in the S&P(R) 500.
         o    Lending securities to earn income for the fund.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a registered, open-end management investment company. It was organized as a Maryland corporation on August 19, 1993. It is currently made

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Corporate Variable Universal Life       15
up of ten diversified investment portfolios. Five of these investment portfolios are described here.

INVESCO Funds Group, Inc. is the Funds' investment adviser. As the adviser, it is mostly responsible for providing the portfolios with investment management, various administrative services, and supervising the Fund's daily business affairs.

INVESCO Capital Management, Inc. sub-advises the Total Return Fund. "VIF" refers to INVESCO Variable Investment Fund. INVESCO Distributors, Inc. ("IDI"), provides distribution services for the INVESCO Variable Investment Funds, Inc.

INVESCO VIF-Equity Income Fund (Formerly, INVESCO VIF-Industrial Income
     Portfolio) -- seeks high current income, with growth of capital as a secondary objective.

     The fund normally invests at least 65% of its assets in dividend-paying common and preferred stocks, although in recent years that percentage has been somewhat higher. Stocks held by the fund generally are expected to produce a relatively high level of income and a consistent, stable return. Although it focuses on the stocks of larger companies with a strong record of paying dividends, the fund also may invest in companies that have not paid regular dividends. The fund's equity investments are limited to stocks that can be traded easily in the United States; it may, however, invest in foreign securities in the form of American Depository Receipts (ADRs).

     The rest of the fund's assets are invested in debt securities, generally corporate bonds that are rated investment grade or better. The fund also may invest up to 15% of its assets in lower-grade debt securities commonly known as "junk bonds", which generally offer higher interest rates, but are riskier investments than investment grade securities.

INVESCO VIF-High Yield Fund -- seeks to provide a high level of current income.

     It invests substantially all of its assets in lower-rated debt securities, commonly called "junk bonds," and preferred stock, including securities issued by foreign companies. Although these securities carry with them higher risks, they generally provide higher yields-- and therefore higher income--than higher-rated debt securities.

INVESCO VIF-Small Company Growth Fund --seeks investment growth over the long term.

     The fund normally invests at least 80% of its assets in equity securities of companies with market capitalizations of $1 billion or less. INVESCO uses a bottom-up investment approach to the fund's investment portfolio, focusing on companies that are in the developing stages of their life cycles. Using this approach, INVESCO tries to identify companies that it believes are undervalued in the marketplace, have earnings which may be expected to grow faster than the U.S. economy in general, and/or offer the potential for accelerated earnings growth due to rapid growth of sales, new products, management changes, or structural changes in the economy. The prices of securities issued by these small companies tend to rise and fall more rapidly than those of more established companies.

     The remainder of the fund's assets can be invested in a wide range of securities that may or may not be issued by small companies. In addition to equity securities, the fund can invest in foreign securities and debt securities, including so-called "junk bonds."

INVESCO VIF-Total Return Fund -- seeks to provide high total return through both growth and current income.

     It normally invests at least 30% of its assets in common stocks of companies with a strong history of paying regular dividends and 30% of its assets in debt securities. Debt securities include obligations of the United States Government and government agencies. The remaining 40% of the fund is allocated among these and other investments at INVESCO's discretion, based upon current business, economic and market conditions.

INVESCO VIF-Utilities Fund -- seeks capital appreciation and income.

     The fund normally invests at least 80% of its assets in companies doing business in the utilities economic sector. The remainder of the fund's assets are not required to be invested in the utilities economic sector.

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Corporate Variable Universal Life      16

     The fund is aggressively managed. Although the fund can invest in debt securities, it primarily invests in equity securities that INVESCO believes will rise in price faster than other investments, as well as options and other investments whose value is based upon the values of equity securities.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

Neuberger Berman Advisers Management Trust (the "Trust,") is a registered, open-end management investment company. It was organized as a Delaware business trust on May 23, 1994. The Trust is made up of separate portfolios ("Portfolios"), each of which invests all of its net investable assets in a matching series ("Series") of Advisers Managers Trust ("Managers Trust"). Managers Trust is a diversified, open-end management investment company organized as a New York common law trust on May 24, 1994.

This master feeder structure is different from that of many other investment companies which directly purchase and manage their own securities portfolios. Neuberger Berman Management Incorporated acts as investment manager to Managers Trust. Neuberger Berman, LLC is the sub-adviser.

The investments for the Portfolio are managed by the same portfolio manager(s) who manage one or more other mutual funds that have similar names, investment objectives and investment styles as the Portfolio. You should be aware that the Portfolio is likely to differ from the other mutual funds in size, cash flow pattern and tax matters. Accordingly, the holdings and performance of the Portfolio can be expected to vary from those of the other mutual funds.

Shares of the separate Portfolios of Neuberger Berman Advisers Management Trust are sold only through the currently effective prospectus and are not available to the general public. Shares of the AMT Portfolios may be purchased only by life insurance companies to be used with their separate accounts which fund variable annuity and variable life insurance policies.

Neuberger Berman Limited Maturity Bond Portfolio -- seeks the highest available current income consistent with liquidity and low risk to principal; total return is the secondary goal.

     The Limited Maturity Bond Portfolio invests mainly in investment-grade bonds and other debt securities from U.S. Government and corporate issuers. These may include mortgage-and asset-backed securities.

     The portfolio may invest up to 10% of its net assets, measured at the time of investment, in below investment grade fixed income securities, or comparable unrated securities.

     The Limited Maturity Bond Portfolio maintains an average portfolio duration of four years or less. However, the series may invest in securities of any duration.

Neuberger Berman Partners Portfolio -- seeks growth of capital. The Portfolio invests mainly in common stocks of mid-to large-capitalization companies.

     Its investment program seeks securities believed to be undervalued based on strong fundamentals, including low price to earnings ratio, consistent cash flow, and the company's track record through all points of the market cycle.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. On April 12, 1995, Van Eck Investment Trust changed its name to Van Eck Worldwide Insurance Trust. Van Eck Associates Corporation serves as investment adviser and manager to the funds.

Van Eck Worldwide Bond Fund -- seeks high total return--income plus capital appreciation--by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Emerging Markets Fund --seeks long term capital appreciation by investing in equity securities in emerging markets around the world.

Van Eck Worldwide Real Estate Fund -- seeks high total return by investing in equity securities of companies that own significant real estate or principally do business in real estate.





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Corporate Variable Universal Life      17

THE GUARANTEED INTEREST DIVISION

You may allocate all or a part of the net premiums and transfers of your net account value into the guaranteed interest division. The guaranteed interest division is part of our general account which guarantees principal. It pays interest at a fixed rate that we declare.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933. Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures included in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

The amount you have in the guaranteed interest division is the sum of net premiums you allocate to that division, plus transfers you made to the guaranteed interest division, plus interest earned.

Amounts you transfer out of or withdraw from the guaranteed interest division reduce this amount. It is also reduced by deductions for charges from your account value allocated to the guaranteed interest division.

We declare the interest rate that applies to all amounts in the guaranteed interest division. These interest rates are never less than the minimum guaranteed interest rate of 3% and will be in effect for periods of at least twelve months. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our account. We bear all of the investment risk for the guaranteed interest division.


DETAILED INFORMATION ABOUT THE CORPORATE VARIABLE UNIVERSAL LIFE POLICY

This prospectus describes our standard Corporate variable universal life insurance policy. There may be differences in the policy because of state requirements where we issue your policy. We will describe any such differences in your policy.

The illustrations beginning on page 51 are to show how the policies work.


APPLYING FOR A POLICY

You purchase this variable universal life policy by submitting an application to us. On the policy date, the insured person must be no less than 15 years of age and no older than age 85. The insured person is the person on whose life we issue a policy and upon whose death we pay death proceeds. Age is the insured person's age on the birthday nearest the policy date plus the number of completed policy years since the policy date.

We may back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

POLICY ISSUANCE

Before we issue a policy or apply your net premium to your policy, we require satisfactory evidence of insurability of the insured person and payment of your initial premium. Investment options include the variable and the guaranteed interest divisions, but not the loan division. This evidence may include completion of all underwriting and issue requirements.

The investment date is the first date we apply your net premium payments to your policy. Your initial premium is the premium we must receive before coverage can begin. The initial premium is the first premium we receive and apply to your policy. It must be equal to at least the sum of the scheduled premiums which are due from your policy date through your investment date.

This policy is available only to groups of ten or more insured people with a minimum total group first year premium of at least $250,000. We generally require

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Corporate Variable Universal Life      18
a minimum target death benefit of $50,000 per policy. We may reduce the minimum target death benefit if the average target death benefit at policy issuance for the group or sponsored arrangement is at least $50,000. Our underwriting and reinsurance procedures in effect at the time you apply limit the maximum stated and target death benefit.

The policy date as shown on your policy schedule determines:
     o   monthly processing dates;
     o   policy months;
     o   policy years; and
     o   policy anniversaries.

It is not affected by the date you receive the policy. The policy date may be different from the date we receive your first premium payment. If the policy date is earlier, we charge monthly deductions from the policy date. The policy date is:
     o   the date you designate on your application, subject to our approval; or
     o the back-date of the policy to save age, if we permit this for your policy.

If there is no designated date or back-date, the policy date is the date all underwriting and administrative requirements have been met if we have received your initial premium before we issue your policy.

DEFINITION OF LIFE INSURANCE

The federal income tax definition of life insurance is the cash value accumulation test. SEE TAX STATUS OF THE POLICY, PAGE 45.


TEMPORARY INSURANCE

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of insurance for which you applied. The maximum amount of temporary insurance for binding limited life insurance coverage is $3 million, which includes any in force coverage with us. This temporary insurance is in force as long as you meet all requirements.

Coverage begins when:

     1. you have completed and signed our binding limited life insurance coverage form;

     2. we receive and accept a premium payment of at least your scheduled premium (selected on your application); and

     3.  part I of the application is completed.

Binding limited life insurance coverage ends on the earliest of:
     o   the date we return your premiums;
     o five days after we mail notice of termination to the address on your application;
     o   the date your policy coverage starts;
     o   the date we refuse to issue you a policy based on your application; or
     o 90 days after you sign our binding limited life insurance coverage form.

There is no death benefit under the temporary insurance agreement if:
     o there is a material misrepresentation in your answers on the binding limited life insurance coverage form;
     o there is a material misrepresentation in statements on your application;
     o the person or persons intended to be the insured people die by suicide or self- inflicted injury; or
     o   the bank does not honor your premium check.


PREMIUMS

You may choose the amount and frequency of premium payments, within limits.

SCHEDULED PREMIUMS

Your premiums are flexible. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. THIS AMOUNT MAY OR MAY NOT BE ENOUGH TO KEEP YOUR POLICY IN FORCE. You may receive premium reminder notices for the scheduled premium on a monthly, quarterly, semiannual, or annual basis. You are not required to pay the scheduled premium.

Alternatively, you may choose to pay your premium by electronic funds transfer each month. This option is not available for your initial premium. The financial institution that makes your electronic funds transfer may charge for this service.

You can change the amount of your scheduled premium within our minimum and maximum limits at

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Corporate Variable Universal Life      19
any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

UNSCHEDULED PREMIUM PAYMENTS

Generally speaking, you may make unscheduled premium payments at any time, however:

     1. We may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to your unscheduled premium payments.

     2. We may require proof that the insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase; and

     3. We will return premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you send us notice acknowledging the new modified endowment contract status for your policy.

SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 46 AND CHANGES TO COMPLY WITH THE LAW, PAGE 47.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider this payment a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take out tax or sales charges.

Unscheduled premiums for more than $10,000 require proof of insurability of the insured person.

TARGET PREMIUM

Target premiums are not based on the scheduled premium. Target premiums are actuarially determined based on the age, sex and premium class of the insured person. The target premium for your policy and any segments added since the policy date are listed in the schedule we will provide to you. SEE PREMIUMS, PAGE 19.

ALLOCATION OF NET PREMIUMS

The net premium is the balance remaining after we take tax and sales charges (excluding the deferred sales charge) from your premium payment. We add the net premium to your account value according to your instructions.

We apply the initial net premium to your policy after:
     a) we receive the amount of premium required for your insurance coverage to begin;
     b) all issue requirements have been met and received by our customer service center;
     c)  we approve your policy application; and
     d)  your policy is issued.

All amounts you designated for the guaranteed interest division will be allocated to that division. If your state requires return of your premium during the free look period we invest amounts you have designated for the variable investment option into the Money Market Portfolio until 15 days after we issue your policy (deemed delivery time, plus a typical free look period which varies by state). If your state provides for return of account value during the free look period we invest amounts you designated for the variable investment options directly into your selected investment portfolios. SEE FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD, PAGE 34.

We allocate premium payments received after we apply your initial net premium payment to your policy on the valuation date of receipt. We always use your most recent premium allocation instructions. Your instructions must specify percentages that are whole numbers totaling 100%.

You may make five free premium allocation changes per year. After the five free premium allocation changes, we may charge you $25 for each additional allocation change per policy year. The $25 fee is withdrawn from each investment division pro rata to the amount in each division.


PREMIUM PAYMENTS AFFECT YOUR COVERAGE

Your coverage lasts only as long as your net account value is enough to pay the monthly charges and your account value is more than your outstanding policy loan plus accrued loan interest. If these conditions are no longer met, your policy will enter the 61-day grace period and you must make a premium payment

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Corporate Variable Universal Life      20
to avoid lapse. SEE LAPSE, PAGE 33, AND GRACE PERIOD, PAGE 33.

MODIFIED ENDOWMENT CONTRACTS

There are special federal income tax rules for distributions from certain life insurance policies known as "modified endowment contracts." These rules apply to distributions such as policy loans, surrenders, and partial withdrawals.

Whether or not these rules apply depends upon whether or not the premiums you paid are greater than the "seven-pay" limit. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 46.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium.


DEATH BENEFITS

You can decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance base coverage with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available under your one Corporate policy.

When we issue your policy, we base the initial insurance coverage on the instructions in your application. The initial death benefit is the stated death benefit amount. You can add an adjustable term insurance rider for additional insurance coverage.

Death benefits are valued as of the date of death of the insured person. The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy.

The adjustable term insurance rider acts as a bridge. It provides term insurance coverage which automatically adjusts to fill the gap between your total death benefit and your base death benefit depending on which death benefit option you choose. Generally, your target death benefit may be no less than $50,000 to issue your policy.

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured person. Use of the adjustable term insurance rider may reduce sales compensation. SEE ADJUSTABLE TERM INSURANCE RIDER, PAGE 25.


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Corporate Variable Universal Life      21

                              DEATH BENEFIT SUMMARY

THIS CHART ASSUMES NO DEATH BENEFIT OPTION CHANGES, INCREASES OR DECREASES IN STATED OR TARGET DEATH BENEFIT AND THAT PARTIAL WITHDRAWALS ARE LESS THAN THE PREMIUM PAID.

                             OPTION 1                              OPTION 2                                  OPTION 3
==============   ===================================   ===================================   =======================================
STATED           The amount of policy death            The amount of policy death            The amount of policy death
DEATH            benefit at issue, not including       benefit at issue, not including       benefit at issue, not including
BENEFIT          rider coverage.  This amount          rider coverage.  This amount          rider coverage.  This amount
                 stays level throughout the life of    stays level throughout the life of    stays level throughout the life of
                 the contract.                         the contract.                         the contract.

BASE DEATH       The greater of the stated death       The greater of the stated death       The greater of the stated death
BENEFIT          benefit or the account value          benefit plus the account value,       benefit plus the sum of all
                 multiplied by the death benefit       or the account value multiplied       premiums you have paid minus
                 corridor factor.                      by the death benefit corridor         partial withdrawals you have
                                                       factor.                               taken, or the account value
                                                                                             multiplied by the death benefit
                                                                                             corridor factor.

TARGET           Stated death benefit plus             Stated death benefit plus             Stated death benefit plus
DEATH            adjustable term insurance rider       adjustable term insurance rider       adjustable term insurance rider
BENEFIT          benefit.  This amount remains         benefit.  This amount remains         benefit.  This amount remains
                 level throughout the life of the      level throughout the life of the      level throughout the life of the
                 policy.                               policy.                               policy.

TOTAL DEATH      This is the total death proceeds.     This is the total death proceeds.     This is the total death proceeds.
BENEFIT          It is the greater of the target       It is the greater of the target       It is the greater of the target
                 death benefit or the base death       death benefit plus the account        death benefit plus the sum of all
                 benefit.                              value, or the base death benefit.     premiums you have paid minus
                                                                                             partial withdrawals you have
                                                                                             taken, or the base death benefit.

ADJUSTABLE       The adjustable term insurance         The adjustable term insurance         The adjustable term insurance
TERM             rider benefit is the total death      rider benefit is the total death      rider benefit is the total death
INSURANCE        benefit minus base death benefit,     benefit minus the base death          benefit minus the base death
RIDER            but it will not be less than zero.    benefit, but it will not be less      benefit, but it will not be less
BENEFIT          If the account value multiplied       than zero.  If the account value      than zero.  If the account value
                 by the death benefit corridor         multiplied by the death benefit       multiplied by the death benefit
                 factor is greater than the stated     corridor factor is greater than the   corridor factor is greater than the
                 death benefit, the adjustable         stated death benefit plus the         stated death benefit plus the sum
                 term insurance benefit will be        account value, the adjustable         of all premiums you have paid
                 decreased.  It will be decreased      term insurance rider benefit will     minus partial withdrawals you
                 so that the sum of the base death     be decreased.  It will be             have taken, the adjustable term
                 benefit and the adjustable term       decreased so that the sum of the      insurance rider benefit will be
                 insurance rider benefit is not        base death benefit and the            decreased.  It will be decreased
                 greater than the target death         adjustable term insurance rider       so that the sum of the base death
                 benefit.  If the base death benefit   benefit is not greater than the       benefit and the adjustable term
                 becomes greater than the target       target death benefit plus the         insurance rider benefit is not
                 death benefit, then the adjustable    account value.  If the base death     greater than the target death
                 term insurance rider benefit is       benefit becomes greater than the      benefit plus the sum of all
                 zero.                                 target death benefit plus the         premiums you have paid minus
                                                       account value, then the               partial withdrawals you have
                                                       adjustable term insurance rider       taken.  If the base death benefit
                                                       benefit is zero.                      becomes greater than the target
                                                                                             death benefit plus the sum of all
                                                                                             premiums you have paid minus partial
                                                                                             withdrawals you have taken, then the
                                                                                             adjustable term insurance rider benefit
                                                                                             is zero.


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Corporate Variable Universal Life      22

BASE DEATH BENEFIT

Your base death benefit can be different from your stated death benefit as a result of:
     o   your choice of death benefit option;
     o   a change in your death benefit option;
     o increases to satisfy the federal income tax law definition of life insurance;
     o   partial withdrawals;
     o   increases or decreases in the stated death benefit; or
     o   a transaction which causes the base death benefit to change.

As long as your policy is in force, we will pay the death proceeds to your beneficiary when the insured person dies. The beneficiary(ies) is(are) the person (people) you name to receive the death proceeds from your policy. The death proceeds are:
     o   your base death benefit; plus
     o   any rider benefits; minus
     o   your outstanding policy loan with accrued loan interest; minus
     o outstanding policy charges due before the insured person's date of death.

There could be outstanding policy charges if the insured dies while your policy is in the grace period.

DEATH BENEFIT OPTIONS

You have a choice of three death benefit options: option 1, option 2 or option 3 (described below). You may choose death benefit option 3 only prior to the issue of your policy. Your choice may result in your having a base death benefit which is greater than your stated death benefit. You may change your death benefit option after the policy date and before the continuation of coverage feature begins. SEE CHANGES IN DEATH BENEFIT OPTIONS, PAGE 24 AND SEE CONTINUATION OF COVERAGE, PAGE 27.

Under death benefit option 1, your base death benefit is the greater of:

     1.  your stated death benefit on the date of the insured person's death; or

     2. your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under death benefit option 2, your base death benefit is the greater of:

     1. your stated death benefit plus your account value on the date of the insured person's death; or

     2. your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under option 1 positive investment performance is generally reflected in a reduced net amount at risk. This lowers your policy's total cost of insurance charges. Option 1 offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time. Under option 2, investment performance is reflected in your insurance coverage.

Under death benefit option 3, the base death benefit is the greater of:

     1. your stated death benefit plus the sum of all premiums you have paid minus partial withdrawals you have taken under your policy; or

     2. your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Therefore, the base death benefit generally will increase as you pay premiums, and decrease as you take partial withdrawals. In no event will your base death benefit be less than your stated death benefit.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on:
     o   the insured person's age; and
     o   the insured person's gender.

We will adjust your policy to continue to qualify as life insurance under the federal income tax laws in existence at the time the policy was issued.

If the insured person is 100 years of age or older and the continuation of coverage feature is in effect, only death benefit option 1 is available.




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Corporate Variable Universal Life      23

CHANGES IN DEATH BENEFIT OPTIONS

You may request a change in your death benefit option after the policy date and before the continuation of coverage feature. A death benefit option change applies to your entire stated or base death benefit. You may change from death benefit option 1 to option 2, or from option 2 to option 1. You may also change from death benefit option 3 to option 1. You may not change from death benefit option 3 to option 2. You may choose death benefit option 3 only prior to the issue of your policy.

Your death benefit option change is effective on your next monthly processing date after we accept and approve your requested change, so long as at least five days remain before your monthly processing date. If fewer than five days remain before your monthly processing date, your death benefit option change is effective on your next monthly processing date.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can note the change in your schedule.

For you to change from death benefit option 1 to option 2, you must provide to us proof that the insured person is insurable under our normal rules of underwriting for your policy class.

We may not allow a change to your death benefit option if it reduces the target death benefit below the minimum we require to issue your policy.

On the effective date of your option change, your stated death benefit is changed as follows:


Change       Change      Stated Death Benefit
 From            To       Following Change:
 ----            --       -----------------
Option 1     Option 2    your stated death benefit before the change minus your
                         account value as of the effective date of the change.
Option 2     Option 1    your stated death benefit before the change plus your
                         account value as of the effective date of the change.
Option 3     Option 1    your stated death benefit before the change plus (a)
                         the sum of the premiums you have paid, minus (b) partial withdrawals you have taken as of the effective date of the change.

We increase or decrease your stated death benefit to keep the net amount at risk the same on the date of your death benefit option change. Additionally, there is no change to the amount of term insurance if you have an adjustable term insurance rider. SEE COST OF INSURANCE CHARGE, PAGE 43.

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. For example, if you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to that segment. We do not adjust the target premium when you change your death benefit option.

CHANGES IN DEATH BENEFIT AMOUNTS

You may increase the target or stated death benefit while your policy is in force and before the policy anniversary when the insured person turns age 86. You may request a decrease in the stated death benefit only after your first policy anniversary.

Contact our customer service center to request an increase or decrease in death benefit. The request is effective as of the next monthly processing date after we receive your request and approve it. On the monthly processing date, we deduct the monthly deductions from your account value. Any requested change in your coverage must be for at least $1,000.

After we approve your request, we will send you a new schedule page.

Keep the new schedule with your policy. We may ask you to send your policy to us so that we can note the change in your schedule.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision.
SEE TAX CONSIDERATIONS, PAGE 45.

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Corporate Variable Universal Life      24

If you decrease your death benefit, you may not decrease your target death benefit below the minimum we require to issue your policy.

There may be tax consequences as a result of a decrease in your death benefit. SEE TAX STATUS OF THE POLICY, PAGE 45 AND MODIFIED ENDOWMENT CONTRACTS, PAGE 46.

Requested reductions in the death benefit will first be applied to decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide subsequent decreases in stated death benefit among your benefit segments pro rata unless state law requires differently.

You must provide satisfactory evidence that the insured person is still insurable in order to increase your death benefit.

Unless you tell us differently, we assume any request you make for an increase in your target death benefit is also a request for an increase to the stated death benefit. Thus, the amount of your adjustable term insurance rider will not change. You may change the target death benefit once in a policy year.

The initial death benefit segment, or first segment, is the stated death benefit on the effective date of the policy. An increase in the stated death benefit (other than one caused by an option change) will cause a new segment to be created. The segment year begins on the segment effective date and ends one year later. The following may apply to each new segment:
     o   a new sales charge;
     o   a new deferred sales charge;
     o   new cost of insurance charges, guaranteed and current;
     o   a new incontestability period;
     o   a new suicide exclusion period; and
     o   a new target premium.

A requested increase in your stated death benefit creates a new segment. Once we create a new segment, it is permanent unless state law requires differently. If an option change causes the stated death benefit to increase, no new segment is created. Instead, the size of each existing segment(s) is(are) changed. If it causes the stated death benefit to decrease, each segment is decreased.

To determine the applicable sales charge and deferred sales charge, premiums you pay after an increase are applied to your policy segments in the same proportion as the target premiums for each segment bears to the sum of the target premium for all segments. For each coverage segment, your schedule shows your target premiums.

We allocate the net amount at risk among segments in the same proportion that each segment bears to the total stated death benefit.


ADJUSTABLE TERM INSURANCE RIDER

You may increase your death proceeds by adding an adjustable term insurance rider on the insured person's life. A rider changes benefits under your policy. As the name suggests, the adjustable term insurance rider adjusts over time.

You specify a target death benefit when you apply for this rider. The target death benefit can be level or can be scheduled to change at the beginning of any policy year.

The death benefit for the adjustable term insurance rider is the difference between your total death benefit and your base death benefit. The death benefit automatically adjusts daily as your base death benefit changes. Total death benefit depends on which death benefit option is in effect:

     OPTION 1:    If option 1 is in effect, the total death benefit is the
                  greater of:

                  a.  the target death benefit; or
                  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

     OPTION 2:    If option 2 is in effect, the total death benefit is the
                  greater of:

                  a.  the target death benefit plus the account value; or
                  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

     OPTION 3:    If option 3 is in effect, the total death benefit is the
                  greater of:

                  a.  the target death benefit plus the sum of the premiums you

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Corporate Variable Universal Life      25
                      have paid minus partial withdrawals you have taken; or
                  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option 1, assume your base death benefit increases as a result of an increase in your account value. The adjustable term insurance rider adjusts to provide death proceeds equal to your total death benefit in each year:


  Base Death   Total Death        Adjustable Term
   Benefit       Benefit      Insurance Rider Amount
   -------       -------      ----------------------
   $201,500      $250,000             $48,500
    202,500       250,000              47,500
    202,250       250,000              47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance would be zero.

The adjustable term insurance can never be less than zero. Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit is reduced below your target death benefit, the adjustable term insurance rider amount reappears to maintain the total death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 24.

We may deny any future, scheduled increases to your target death benefit if you cancel a scheduled change, or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to option 2 and base decreases may reduce the amount of your target death benefit. SEE PARTIAL WITHDRAWALS, PAGE 32, AND CHANGES IN DEATH BENEFIT OPTIONS, PAGE 24.

The only charge for this coverage is the cost of insurance charge. Instead, we deduct a monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the adjustable term death benefit in effect that month. The cost of insurance rates will be determined by us from time to time. They will be based on the issue age, gender, and premium class of the person insured, as well as the length of time since your policy date. The monthly guaranteed maximum cost of insurance rates for this rider will be in the policy. SEE COST OF INSURANCE CHARGE, PAGE 43.

There are no deferred sales charges for this coverage. The total charge that you pay may be less if you have coverage under an adjustable term insurance rider instead of the base death benefit. If the target death benefit is increased by you after the rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original premium class even though satisfactory new evidence of insurability is given to us for the increased schedule.

Not all policy features apply to the adjustable term insurance rider. Under this rider, there is no surrender value and policy loans are not available. The adjustable term insurance rider does not contribute to the policy account value nor to investment performance under your policy. The adjustable term insurance rider provides benefits only at the insured person's death.


SPECIAL FEATURES

RIGHT TO EXCHANGE POLICY

During the first 24 months after your policy date, you have the right to exchange your policy for a guaranteed policy, unless state law requires differently. To do this, we transfer the amount you have in the variable division to the guaranteed interest division. We allocate all of your future net premiums to the guaranteed interest division. We do not allow any future payments or transfers to the variable division after you exercise this right.

We will not charge you for this exchange. SEE THE GUARANTEED INTEREST DIVISION, PAGE 18.

POLICY MATURITY

If the insured person reaches age 100 and you do not want the continuation of coverage feature, you may surrender the policy for the net account value. Your policy then ends. Some part of this payment may be taxable. You should consult your tax adviser.

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Corporate Variable Universal Life      26

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CONTINUATION OF COVERAGE

The continuation of coverage feature allows your insurance coverage to continue beyond when the insured person reaches age 100. If you allow the continuation of coverage feature to become effective, we:
     o transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division;
     o charge a one-time $200 administrative fee to your policy to cover future expenses;
     o terminate the adjustable term insurance rider and the target death benefit becomes the stated death benefit;
     o convert death benefit option 2 or 3 to death benefit option 1, if applicable; and
     o   terminate investment features.

The adjustable term insurance rider then terminates. If you have no adjustable term insurance rider coverage, your stated death benefit is unchanged. You may make no further premium payments.

Your insurance coverage continues until the insured person's death, unless the policy lapses or is surrendered. However, we deduct no further cost of insurance charges and your monthly deductions cease. SEE CONTINUATION OF COVERAGE ADMINISTRATIVE FEE, PAGE 44.

Your net account value may not be transferred into the variable division after the insured person reaches age 100.

During the continuation of coverage period, you may take policy loans or partial withdrawals from your policy.

If you have outstanding policy loans, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan plus accrued interest may become greater than your account value and cause your policy to lapse. To avoid this, you may repay loans and make loan interest payments during the continuation of coverage period. However, we will not accept additional premium payments.

If you wish to stop coverage after the continuation of coverage feature begins, you may surrender your policy and receive the net account value. All other consequences of surrender apply. SEE SURRENDER, PAGE 34. The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is automatic and you do not need to take any action to activate it.

The tax consequences of coverage continuing beyond when the insured person reaches age 100 are uncertain. You should consult a tax adviser as to those consequences.


POLICY VALUES

ACCOUNT VALUE

Your account value is the total amount you have in the guaranteed interest division, the variable division, and the loan division. Your account value reflects:
     o   net premiums;
     o   deductions for charges;
     o   partial withdrawals;
     o   investment performance of the variable divisions;
     o interest earned on the amount you have in the guaranteed interest division; and
     o   interest earned on the amount you have in the loan division.

NET ACCOUNT VALUE

Your policy's net account value is your account value minus the amount of your outstanding policy loans and accrued loan interest, if any. Your surrender value is the same as your net account value.

DETERMINING THE VALUE IN THE VARIABLE DIVISION

The amounts included in the variable division are measured by accumulation units and accumulation unit values.

The value of a variable investment option is the accumulation unit value for that option times the number of accumulation units you own in that option. Each variable investment option has a different accumulation unit value.

You purchase accumulation units whenever you allocate premium or make transfers to a variable investment option. This includes transfers from the loan division.

The valuation date is each date for which the net asset value of the investment portfolio shares and

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Corporate Variable Universal Life      27

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unit values of the variable investment options are determined. Valuation dates are each day the New York Stock Exchange and the company's customer service center are open for business and a corresponding investment portfolio values its shares, or as required by law.

We redeem accumulation units:
     o   when you take a partial withdrawal;
     o when amounts are transferred from a variable investment option (including transfers to the loan division);
     o   for the monthly deductions from your account value;
     o   for policy transaction charges;
     o   on surrender; and
     o   to pay the death benefit after the insured person dies.

We calculate the number of variable investment option accumulation units purchased or redeemed by:

     1.  dividing the dollar amount of your transaction by:

     2. the accumulation unit value calculated at the close of business on the valuation date of the transaction.

The accumulation unit value is the value determined as of each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying portfolio. It reflects:
     o   investment income;
     o   realized and unrealized capital gains and losses;
     o   investment portfolio expenses; and
     o daily mortality and expense risk charges we take from the separate account.

SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES, PAGE 28.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. Each valuation date ends at 4:00 p.m. Eastern time. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We take monthly deductions from your account value as of the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment option goes up or down depending on investment performance.

FOR AMOUNTS IN THE VARIABLE INVESTMENT OPTIONS, THERE IS NO GUARANTEED MINIMUM CASH VALUE.

HOW WE CALCULATE ACCUMULATION UNIT VALUES

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that, the accumulation unit value on any valuation date is:

     1. the accumulation unit value for the preceding valuation date multiplied by

     2. the accumulation experience factor for that division for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:

     1. We take the share value of the underlying portfolio shares in the division as reported to us by the investment portfolio managers as of the close of business on that valuation date.

     2. We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes from this amount.

     3. We divide the remaining amount by the value of the shares in the underlying investment portfolio for the variable division at the close of business on the previous valuation date.



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Corporate Variable Universal Life      28

     4. We then subtract a charge for the mortality and expense risk which we assume under your policy. The daily charge is 0.000548% of the accumulation unit value. This is an annual rate of 0.20% of the accumulation unit value. If the previous day was not a valuation date, the charge is multiplied by the additional number of days since the prior valuation date.

The result of these calculations is the accumulation experience factor for the valuation period.


TRANSFERS OF ACCOUNT VALUE

You may make up to twelve free transfers among the variable investment options, or the guaranteed interest division, in each policy year. You may not make transfers until after your free look period ends if your state requires a refund of premium during the free look period.

We do not limit your number of transfers, but we may charge a $10 fee for each transfer that you make after the first twelve in each policy year. We do not include transfers for automatic rebalancing or dollar cost averaging toward your twelve free transfers. You may not make transfers during the continuation of coverage period.

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one division or be transferred to one division as long as the total amount you transfer is at least $100. However, if the amount remaining in a variable division is less than $100 when you make a transfer request, we transfer the entire amount out of that division.

EXCESSIVE TRADING

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses by causing:
     o   increased trading and transaction costs;
     o   disruption of planned investment strategies;
     o   forced and unplanned portfolio turnover;
     o   lost opportunity costs; and
     o the investment portfolios to have large asset swings that decrease their ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers made by third-party agents acting on behalf of owners such as a market timing service. We will refuse or place restrictions on transfers when we determine, in our sole discretion, that transfers are harmful to the investment portfolios, or to policyowners as a whole.

GUARANTEED INTEREST DIVISION TRANSFERS

Transfers into the guaranteed interest division are not restricted.

You may transfer from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary are deemed to occur on your policy anniversary. A request received by us within 30 days after your policy anniversary is effective as of the valuation date we receive it. Transfer requests made at any other time will not be processed.

Transfers from the guaranteed interest division are limited to the largest of:
     o 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year;
     o the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
     o   $100.


DOLLAR COST AVERAGING

If your policy has at least $10,000 invested in either the Money Market Portfolio, or the Neuberger Berman AMT Limited Maturity Bond Portfolio, you can elect dollar cost averaging. The main goal of dollar cost averaging is to protect your policy values from short-term price changes.

DOLLAR COST AVERAGING DOES NOT ASSURE A PROFIT NOR DOES IT PROTECT YOU AGAINST A LOSS IN A DECLINING MARKET.

This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of an investment portfolio's shares is high. It also reduces the risk of investing too little when the price of an investment portfolio's shares is low.


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Corporate Variable Universal Life      29

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Since you transfer the same dollar amount to other divisions each period, you purchase more units in a division if the unit value is low, and you purchase fewer units if the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least five days after we receive your dollar cost averaging request. Dollar cost averaging cannot begin until after the end of your free look period if your state requires refund of all premiums paid during the free look period.

With dollar cost averaging, you designate either a dollar amount, or a percentage of your account value, for automatic transfer from either the investment option invested in either the Money Market Portfolio or the Neuberger Berman AMT Limited Maturity Bond Portfolio for automatic transfer. Each period, we automatically transfer the amount you select from your chosen source investment option to one or more other variable investment options. You may not make transfers to or from the guaranteed interest division or the loan division under dollar cost averaging.

The minimum percentage you may transfer to any one investment option is 1% of the total amount you transfer to all investment options you select. You must transfer at least $100 for each dollar cost averaging transfer.

Dollar cost averaging may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly, on the monthly processing date.

We do not count dollar cost averaging transfers toward your twelve free transfers per policy year. There is no charge for this feature.

You may have both dollar cost averaging and automatic rebalancing at the same time. The dollar cost averaging division from which your transfer will be taken cannot be included in your automatic rebalancing program.

CHANGING DOLLAR COST AVERAGING

You may change your dollar cost averaging program one time per policy year. If you have telephone privileges, you may make changes to the dollar cost averaging program by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 37.

TERMINATING DOLLAR COST AVERAGING

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least five days before the next dollar cost averaging date.

Dollar cost averaging will terminate if:

     1.  you specify a termination date; or

     2. your balance remaining in the investment option from which your dollar cost averaging transfers are taken reaches a dollar amount you set; or

     3. on any dollar cost averaging date, the amount in the investment option from which you want to make a transfer is equal to or less than the amount to be transferred. We will transfer the remaining amount and dollar cost averaging ends.


AUTOMATIC REBALANCING

Automatic rebalancing provides you with a method for maintaining a consistent approach to investing account values over time, and simplifying the process of asset allocation by dividing amounts among the investment options you have chosen.

Transfers made for automatic rebalancing do not count toward your twelve free transfers per policy year. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation percentages. After the transfers, the ratio of your account value in each division to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This happens if an investment option outperforms other investment options for that time period.

You may choose the automatic rebalancing feature on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. If you do not

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Corporate Variable Universal Life      30
specify, automatic rebalancing will occur on the last valuation date of a calendar quarter.

If you choose automatic rebalancing on your policy application, the first transfer occurs on the date you select (after your free look period if your state requires return of all premiums paid during the free look period). If you elect this feature after your policy date, we process the first transaction on the date you have requested. If you requested no date, processing is on the last valuation date of the calendar quarter we receive your notice at our customer service center.

You may have both automatic rebalancing and dollar cost averaging at the same time. The investment option from which your dollar cost averaging transfers are taken cannot be included in your automatic rebalancing allocating program. You may not include the loan division in your automatic rebalancing allocations.

CHANGING AUTOMATIC REBALANCING

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 29.

TERMINATING AUTOMATIC REBALANCING

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least five days before the next automatic rebalancing date.


POLICY LOANS

You may borrow against your policy at any time after the first monthly processing date by using your policy as security for a loan, or as otherwise required by law. The amount you borrow is called a policy loan. Your policy loan is:

     1.  the total amount you borrow from your policy; plus

     2.  any policy loan interest that is capitalized when due; minus

     3.  policy loan repayments you make.

Unless state law requires differently, new policy loans must be at least $100. The maximum amount you can borrow on any valuation date, unless required differently by state law, is your net account value minus the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan for less than $25,000 by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 37.

When you request a loan you may specify one investment option from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment option you have.

When you take a policy loan, we transfer an amount equal to your policy loan from the specified investment option proportionately or from the variable and the guaranteed interest divisions to the loan division. We follow this same process for loan interest due at your policy anniversary. We credit the loan division with interest at an annual rate of 3%.

The loan division is part of our general account, separate from the guaranteed interest division.

Loan interest charges on your policy loan accrue daily at an annual interest rate of 3.25%. Interest is due in arrears on each policy anniversary. If you do not pay your interest when it is due, we add it to your policy loan.

If you request an additional loan, we add the amount you request to your existing outstanding policy loan. This way, there is only one loan outstanding on your policy at any time.

Policy loans may cause your policy to lapse if your net account value is not enough to pay all deductions each month. SEE LAPSE, PAGE 33.

Policy loans may have tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 46, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM

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Corporate Variable Universal Life      31

POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 47.

LOAN REPAYMENT

You may repay all or part of your policy loan at any time. We assume that any payments you make, other than scheduled premiums, are policy loan repayments. You must tell us otherwise if you want additional payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your repayment from the loan division, the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

LOANS AND YOUR BENEFITS

Taking a loan decreases the amount you have in the variable division. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death benefit payable, the surrender value payable.

The policy lapses when the account value minus policy loans and accrued loan interest is not enough to cover your monthly deductions. If your policy lapses with a loan outstanding, you may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 46, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 47.

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue. If you do not make loan payments your policy could lapse.


PARTIAL WITHDRAWALS

You may request a partial withdrawal on any valuation date after your first policy anniversary by contacting our customer service center. You make a partial withdrawal when you withdraw part of your net account value. If your request is by telephone, the partial withdrawal must be for an amount less than $25,000 and may not cause a decrease in your death benefit; otherwise, your request must be in writing. SEE TELEPHONE PRIVILEGES, PAGE 37.

You may take only one partial withdrawal per policy year.

The minimum partial withdrawal you may take is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net account value. If you request a withdrawal of more than this maximum, we require you to surrender your policy. When you take a partial withdrawal, we deduct your withdrawal amount plus any service fee from your account value. SEE CHARGES, PAGE 41.

Partial withdrawals may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 46, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 47.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 1

If you selected death benefit option 1, and if no more than fifteen years have passed since your policy date and the insured person is not yet age 81, you may make a partial withdrawal of up to the greater of 10% of your account value, or 5% of your stated death benefit without decreasing the stated death benefit. Otherwise amounts you withdraw will reduce your stated death benefit by the amount of the withdrawal unless your policy death benefit has been increased due to the federal income tax definition of life insurance.

If your policy death benefit has been increased due to the federal income tax definition of life insurance at the time of the partial withdrawal, then at least part of your partial withdrawal may be made without reducing your stated death benefit.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 2

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated death benefit or target death benefit. However, we reduce the total death benefit by at least the partial withdrawal amount because your account value is reduced.



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Corporate Variable Universal Life      32

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PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 3

If you have selected death benefit option 3 and your partial withdrawal is less than the total of premiums you have paid less the total of your prior partial withdrawals, then your stated death benefit will not be reduced. However, your total death benefit will be reduced by at least the amount of your partial withdrawal.

If your partial withdrawal is more than the amount of premiums you have paid less the total of your prior partial withdrawals, then the excess is treated in the same manner as partial withdrawals under death benefit option 1. SEE PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 1, PAGE 32.

STATED DEATH BENEFIT AND TARGET DEATH BENEFIT REDUCTIONS

Generally, we reduce the stated death benefit by the amount of the partial withdrawal. A partial withdrawal may reduce your target death benefit.

Partial withdrawals do not reduce the stated death benefit if your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws, if you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. SEE TAX STATUS OF THE POLICY, PAGE 45.

We require a minimum target death benefit to issue your policy. You are not allowed to take a partial withdrawal if it reduces your target death benefit below this minimum. SEE GROUP OR SPONSORED ARRANGEMENTS OR CORPORATE PURCHASERS, PAGE 44.

PARTIAL WITHDRAWAL MECHANICS

Unless you tell us otherwise, we will make a partial withdrawal from the guaranteed interest division and the variable division in the same proportion that each has to your net account value immediately before your withdrawal. The amount withdrawn from the guaranteed interest division may not be for more than your total withdrawal multiplied by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal transaction.

We will send a new schedule page for your policy showing the effect of your withdrawal if there is any change to your stated death benefit or your target death benefit. Or, to make this change, we may ask that you return the policy to our customer service center.

Your withdrawal and any reductions in the death benefits are effective as of the valuation date on which we receive your request. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 46, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 47.


LAPSE

Your insurance coverage continues as long as your net account value is enough to pay all deductions each month.

In any policy year, if you have an outstanding policy loan, your policy will lapse if the loan plus the accrued interest owed is more than the account value.

After the insured person reaches age 100 and if the continuation of coverage feature is active, the policy could lapse even though there are no further monthly deductions.

GRACE PERIOD

Your policy enters the 61-day lapse grace period if, on a monthly processing date your net account value is zero (or less).

We notify you that the policy is in a grace period at least 30 days before the grace period ends. We provide this notice to you, or a person to whom you have assigned your policy, at the last address in our records. We notify you of the required premium payment necessary to prevent your policy from lapsing. This amount is generally the amount of past due charges, plus the amount that covers your estimated monthly policy deductions for the next two months. If the insured person dies during the grace period, we pay death proceeds to your beneficiary(ies) with reductions for policy loans, accrued loan interest, and monthly deductions owed.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we take the overdue deductions from your account balance.


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Corporate Variable Universal Life      33

If you do not pay the full amount required within the 61-day grace period, your policy (and rider) lapse without value. We then withdraw your remaining account balance from the variable and guaranteed interest divisions. We deduct amounts you owe us and inform you that the policy has ended.


REINSTATEMENT

If you do not pay enough premium before the end of the grace period, your policy lapses. You may reinstate your policy and rider within five years after the grace period ends.

Unless state law requires differently, we will reinstate your policy and rider if:

     1.  you have not surrendered your policy for its surrender value;

     2. you provide satisfactory evidence to us that the insured person is still insurable according to our normal rules of underwriting; and

     3. we receive enough premium from you to keep your policy and rider in force from the beginning to the end of the grace period and for two months after the reinstatement date.

Reinstatement is effective as of the monthly processing date following our approval of your reinstatement application. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges in effect at the time of reinstatement for the age of the insured person are adjusted to reflect the time since the lapse.

We apply the net premiums received after reinstatement according to the premium allocation instructions in effect at the start of the grace period, unless you tell us otherwise.


SURRENDER

You may surrender your policy for its surrender value any time while the insured person is living. You do this by sending a written request and your policy or a lost policy form to our customer service center.

We compute your surrender value as of the valuation date we receive your surrender request and policy at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy. SEE POLICY VALUES, PAGE 10.

We do not pro-rate or add back charges and expenses to your account value which we deducted on the monthly anniversary before the date your surrender is processed.

A surrender of your policy may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 46, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 47.


GENERAL POLICY PROVISIONS

FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD

You have the right to examine your policy. The right to examine your policy (or free look period) starts on the date you receive your policy. If for any reason you do not want it, you may return your policy to us or your registered representative within the period shown in the policy. If you return your policy to us within your state's specified time limit, we will consider it canceled as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined by state law.

Generally, there are two types of free look refunds. Some states require a return of all premiums paid while others permit payment of the account value plus a refund of all charges deducted. Your policy will specify what free look refund applies in your state. The type of free look refund allowed in your state will affect when your initial net premium and additional net premiums paid before the end of the free look period are invested into the variable division.

If your state requires us to return the premiums paid if you cancel your policy during the free look period, that portion of the net premiums you paid during the free look period allocated to the variable investment options will be held in the division investing in the Money Market Portfolio for 15 days after we issue your policy (five days deemed delivery time plus a


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Corporate Variable Universal Life      34
typical free look period of 10 days), unless state law requires otherwise.

At the end of 15 days, your account value will be allocated among your chosen variable investment options, based on your most recent premium allocation instructions.

If your state requires us to return your account value plus a refund of all charges deducted, that portion of your premiums paid that you have allocated to the variable investment options will be invested according to your most recent premium allocation instructions on the date we issue your policy.

Amounts you allocated to the guaranteed interest division will be invested into that division when we issue your policy if you have made a premium payment and have no outstanding information or document requests from us. Once we have applied your net premium to your selected investment options, you may transfer funds between investment options and activate policy investment features such as automatic rebalancing or dollar cost averaging.

YOUR POLICY

Some groups under this policy may choose to use a master policy and certificate rather than a series of individual policies.

The entire contract between you and us is the combination of:
     o   the policy (or certificate);
     o a copy of your original application and any applications for benefit increases or decreases;
     o   the adjustable term insurance rider;
     o   endorsements;
     o   schedule pages; and
     o   reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new schedules. If you send us your policy, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or an officer of our company and our secretary or assistant secretary must sign all changes or amendments we make to your policy. No other person may change the terms or conditions of your policy.

AGE

We issue your policy at the insured person's age stated in your policy schedule. This is based on the insured person's age as of the nearest birth date to the policy date. We determine the insured person's age at any given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule. At issue of your policy, the insured person must be no less than age 15 and no more than age 85.

OWNERSHIP

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive the benefits during the insured person's lifetime before the maturity date. This includes the right to change the owner, beneficiaries, or method to pay proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy, and any irrevocable beneficiary(ies).

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

BENEFICIARY(IES)

You, as owner, name the beneficiary(ies) when you apply for your policy. The primary beneficiary(ies) who survives the insured person receives the death proceeds. Other surviving beneficiary(ies) receive death proceeds only if there is no surviving primary beneficiary(ies). If more than one beneficiary(ies) survives the insured person, they share the death proceeds equally, unless you have told us otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death proceeds to you, or to your estate as owner.

Once you tell us who the beneficiary(ies) is/are, we keep this information on file. You may name a new

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Corporate Variable Universal Life      35
beneficiary during the insured person's lifetime. We pay the death proceeds to the most recent beneficiary(ies) whom you have most recently named and which we have on record. We do not make multiple payments.

COLLATERAL ASSIGNMENT

You may assign your policy as security by sending written notice to us. After we record the assignment, your rights as owner and the beneficiary's(ies') rights (unless the beneficiary(ies) was made an irrevocable beneficiary(ies) under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

INCONTESTABILITY

After your policy has been in force while the insured person is alive for two years from your policy date, we will not question the validity of the statements in your application. After your policy has been in force while the insured person is alive for two years from the effective date of any new segment or from the effective date of an increase in any other benefit, we will not contest the statements in your application for the new segment or other benefit increase.

After this policy has been in force while the insured person is alive for two years from the effective date of any reinstatement, we will not contest the statements in your application for reinstatement.

MISSTATEMENTS OF AGE OR GENDER

If the insured person's age or gender has been misstated, we adjust the death benefit. We adjust death benefits to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the insured person's death, or as otherwise required by state law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

SUICIDE

If the insured person commits suicide, while that insured person is sane or insane within two years of your policy date, unless otherwise required by state law, we limit death benefits to:

     1.  the total of all premiums paid to the time of death; minus

     2.  the amount of outstanding policy loans and accrued loan interest; minus

     3.  any partial withdrawals you have taken.

If the insured person has been changed, and the new insured person dies by suicide within two years of the change date, we then limit the death benefit to:

     1.  your net account value as of the change date; plus

     2.  the premiums you paid since the change date; minus

     3. the sum of any increases in policy loans, accrued loan interest, and partial withdrawals taken since the change date.

We make a limited payment to the beneficiary(ies) for a new segment or other increase if the insured person commits suicide, while sane or insane within two years of the effective date of a new segment, or within two years of an increase in any other benefit, unless otherwise required by state law. The limited payment we make is equal to the cost of insurance and monthly expense charges which were deducted for such increase.

TRANSACTION PROCESSING

Generally, within seven days of when we receive all information required to process a payment, we pay:
     o   death proceeds;
     o   surrender value;
     o   partial withdrawals; and
     o   loan proceeds.

We may delay processing these transactions if:
     o   the NYSE is closed for trading;
     o   trading on the NYSE is restricted by the SEC;
     o there is an emergency so that it is not reasonably possible to sell securities in the variable divisions or to determine the value of an investment division's assets; or
     o a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations determine whether or not these conditions exist.

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Corporate Variable Universal Life      36

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine death proceeds as of the insured person's date of death. The death proceeds are not affected by subsequent changes in the value of the variable investment options. We pay interest at our stated rate (or at a higher rate if required by law) from the insured person's date of death to the date of payment.

We may delay payment from our guaranteed interest division for up to six months, unless state law requires otherwise, of:
     o   surrender proceeds;
     o   withdrawal amounts; or
     o   loan amounts.

We pay interest at our declared rate (or at a higher rate if required by law) from the date we receive the request if we delay payment more than 30 days.

NOTIFICATION AND CLAIMS PROCEDURES

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for certain policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us or your registered representative know as soon as possible. We will immediately send you instructions on how to make a claim. As proof of the deceased insured person's death, we may require you to provide proof of the deceased insured person's age, and a certified copy of the deceased insured person's death certificate.

The beneficiary(ies) and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information about the deceased insured person. This information may include medical records of doctors and hospitals used by the deceased insured person.

TELEPHONE PRIVILEGES

Telephone privileges are automatically provided to you and your agent or registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative, if applicable, to call our customer service center to:
     o   make transfers;
     o   change premium allocations;
     o change features in your dollar cost averaging and automatic rebalancing programs;
     o   request partial withdrawals; or
     o   request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

     1.  requiring some form of personal identification;

     2.  providing written confirmation of any transactions; and

     3.  tape recording telephone calls.

By accepting automatic telephone privileges, you authorize us to record your telephone calls to us. If we use reasonable procedures to confirm instructions, we are not liable for losses due to unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

NON-PARTICIPATION

Your policy does not participate in the surplus earnings of Security Life.

DISTRIBUTION OF THE POLICIES

The principal underwriter (distributor) for our policies is ING America Equities, Inc. ING America Equities, Inc. is a wholly owned subsidiary of Security Life. It is registered as a broker-dealer with the SEC and the NASD. We pay ING America Equities, Inc. for acting as the principal underwriter under a distribution agreement.

We sell our policies through registered representatives of other broker-dealers including, but not limited to:

     1. VESTAX Securities Corporation, a subsidiary of ING America Insurance Holdings, Inc.;


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Corporate Variable Universal Life      37

     2. Locust Street Securities, Inc., an affiliate of Security Life of Denver Insurance Company;

     3. Multi-Financial Services, Inc., an affiliate of Security Life of Denver Insurance Company; and

     4. IFG Network Securities, Inc., a subsidiary of Investors Financial Group, Inc., which is a subsidiary of ING America Insurance Holdings, Inc.

These broker-dealers have entered into selling agreements with us. They are registered with the SEC and the NASD.

Under these selling agreements, we pay a distribution allowance to broker-dealers, who then pay commissions to the registered representative who sells this policy. During the first policy year, the distribution allowance may be up to 12% of the target premium that you paid, with no allowance on premiums that you paid over your first target premium. For policy years two through four, the distribution allowance may be up to 10% of the target premium, with no allowance on premiums you have paid over the target premium. For policy years five through ten, the distribution allowance may equal up to 2% of the target premiums that you have paid, with no allowance on premiums you have paid over target premium. After the tenth policy year, there is no distribution allowance.

Broker-dealers may receive annual renewal payments of up to 0.20% of the net account value beginning in the first year of your policy.

Compensation arrangements vary among broker-dealers and depend on particular circumstances. In addition to the above-described compensation, we may pay:
     o   wholesaler fees and marketing allowances; and
     o   training allowances.

We pay all distribution and other allowances from our resources which includes sales charges deducted from premiums.

ADVERTISING PRACTICES AND SALES LITERATURE

We may use advertisements and sales literature to promote this product, including:
     o articles on variable life insurance and other information published in business or financial publications;
     o   indices or rankings of investment securities; and
     o comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options. Past performance is not indicative of future performance of the investment options or the policies and is not reflective of the actual investment experience of policyowners.

We may feature certain investment options and their managers, as well as describe asset levels and sales volumes for our products. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

SETTLEMENT PROVISIONS

You may elect to have the beneficiary(ies) receive the death proceeds other than in one payment. If you make this election, you must do so during the insured person's lifetime. If you have not made this election, the beneficiary(ies) may do so within 60 days after we receive proof of the insured person's death.

You may take your surrender value in other than one payment.


The investment performance of the variable divisions does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. A periodic payment must be at least $20. Currently, these alternate payment options are available if the proceeds are $2,000 or more.


Option I:    PAYOUTS FOR A DESIGNATED PERIOD: Payout payments may be made on a monthly, quarterly, semi-annual, or annual basis for a period from five to thirty years. The installment dollar amounts are equal except for any excess interest. Settlement Option Table I in your policy shows the amount of the first monthly payout for each $1,000 of account value applied.



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Corporate Variable Universal Life      38

Option II:   LIFE INCOME WITH PAYOUTS GUARANTEED FOR A DESIGNATED PERIOD:
             Payout payments may be made on a monthly, quarterly, semi-annual, or annual basis throughout the lifetime of the person receiving the payment, or if longer for guaranteed periods of five, ten, fifteen, or twenty years. You choose the length of time to receive the guaranteed payments. If you choose a longer guaranteed period, the amount of your periodic payments will be lower.

             The installment dollar amounts are equal except for any excess interest. The Settlement Option Table II in your policy shows the amount of the first monthly payout for each $1,000 of account value applied. This option is available only for the ages shown in this table.

Option III:  HOLD AT INTEREST: Amounts may be left on deposit with us to be paid at the death of the person you choose to receive the payment, or at a chosen earlier date. We will pay interest at our declared rate on any unpaid balance (or at a higher rate if required by law). You may choose interest to be accumulated or be paid on a monthly, quarterly, semi-annual, or annual basis.

             You may not leave money on deposit for more than 30 years.

Option IV:   PAYOUTS OF A DESIGNATED AMOUNT: Payouts will be made until proceeds, including interest, are exhausted. Interest is at a rate we declare (or at a higher rate as required by law). Payout payment choices are on a monthly, quarterly, semi-annual, or annual basis.

Option V:    OTHER: You, as owner, may ask us to apply money under any
             options we offer at the time we pay the benefit.

The beneficiary(ies) or other person (successor to the beneficiary(ies)) who has the right to receive payments may name someone else to receive amounts that we would otherwise pay to the beneficiary's(ies') estate if he/she/they die(s). The person who has the right to receive payment may name another person, at any time. Designating another person to receive payment may have income, gift or estate tax consequences. Consult a professional tax adviser before making this designation.

We must approve an arrangement that involves someone who is to receive payment who is not a human being (for example, a corporation). We must approve a situation involving a person who is to receive payment while acting on behalf of another, called a fiduciary. We base the details of all arrangements on our rules at the time the arrangements are effective. This includes rules on the:
     o   minimum amount we pay under an option;
     o   minimum amounts for installment payments;
     o   withdrawal rights;
     o right to receive payments over time, which we may offer as a lump sum payment;
     o naming of people who have the right to receive payment and their successors; and
     o   proof of age and survival.


ADMINISTRATIVE INFORMATION ABOUT THE POLICY

VOTING PRIVILEGES

We invest the variable division's assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus, or issues requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your account value.

We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio's shares have the right to one vote. The votes of all investment portfolios are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by-portfolio vote are:


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Corporate Variable Universal Life      39

     1. changes in the fundamental investment policy of a particular investment portfolio; or

     2.  approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies, and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations, or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to divisions in which you have invested assets as of the record date set by the investment portfolio's Board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each division that we attribute to your policy by dividing your account value allocated to that division by the net asset value of one share of the matching investment portfolio.

MATERIAL CONFLICTS

We are required to track events to identify any material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Security Life, and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:
     o   state insurance law or federal income tax law changes;
     o   investment management of an investment portfolio changes; or
     o voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or between certain classes of owners, and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require us, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable divisions. We cast votes credited to amounts in the variable divisions, but not credited to policies in the same proportion as votes cast by owners.

RIGHT TO CHANGE OPERATIONS

Subject to state limitations, we may from time to time make any of the following changes to our separate account:

     1.  Change the investment objective.

     2. Offer additional investment options which will invest in portfolios we find appropriate for policies we issue.

     3.  Eliminate variable investment options.

     4.  Combine two or more variable investment options.

     5. Substitute a new investment portfolio for a portfolio in which the division currently invests. A substitution may become necessary if, in our judgment:
         o    a portfolio no longer suits the purposes of your policy;
         o    there is a change in laws or regulations;
         o there is a change in a portfolio's investment objectives or restrictions;
         o    the portfolio is no longer available for investment; or


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Corporate Variable Universal Life      40

         o    another reason we deem a substitution is appropriate.

     6. Transfer assets related to your policy class to another separate account.

     7.  Withdraw the separate account from registration under the 1940 Act.

     8. Operate the separate account as a management investment company under the 1940 Act.

     9. Cause one or more divisions to invest in a mutual fund other than, or in addition to, the investment portfolios.

     10. Stop selling these policies.

     11. End any employer or plan trustee agreement with us under the agreement's terms.

     12. Limit or eliminate any voting rights for the separate account.

     13. Make any changes required by the 1940 Act, or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected option to another variable investment option, or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

REPORTS TO OWNERS

At the end of each policy year we send a report to you that shows:
     o your total net policy death benefit (your stated death benefit plus adjustable term insurance rider death benefit, if any);
     o   your account value;
     o   your policy loan if any, plus accrued interest;
     o   your surrender value;
     o   information about the variable investment options; and
     o your account transactions during the previous year showing net premiums, transfers, deductions, loans, or withdrawals.

We also send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio, to you.

We send confirmation notices to you throughout the year for certain policy transactions.


CHARGES AND DEDUCTIONS

The amount of a charge may not exactly correspond to the cost incurred by us to provide the service or benefits associated with the particular policy. Many charges are not at "cost". For example, the sales charges may not cover all of the sales and distribution expenses actually incurred by us. Proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used in part to cover such expenses.


DEDUCTIONS FROM PREMIUMS

We consider any payment we receive to be a premium if the insured person is not yet age 100 and you do not have an outstanding policy loan. After we deduct certain expenses from your premium payment, we add the remaining net premium to your account value.

TAX CHARGES

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0% to 5%. We currently deduct 2.5% of each premium payment you make to cover these taxes which approximates the average tax rate we expect to pay.

We currently deduct 1.5% of each premium payment you make to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premiums we receive.

We reserve the right to increase or decrease your premium expense charge for taxes as a result of changes in the tax law, within limits set by state law. We also reserve the right to increase or decrease your premium expense charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.


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Corporate Variable Universal Life      41

SALES CHARGE

We deduct a percentage from each of your premium payments to compensate us for the costs we incur in selling the policies. This charge is 2% of the premiums you pay in the first policy year and 0.5% of the premiums you pay for each policy year beyond the first.

The sales charge covers the costs of distribution, preparing our sales literature, promotional expenses, and other direct and indirect expenses. The amount charged is not specifically related to sales expenses in a particular year.


ANNUAL DEDUCTION

DEFERRED SALES CHARGE

We deduct a deferred sales charge that is based on a percentage of the premium payments you make in each of the first ten policy years, up to your target premium, as specified in your schedule pages. The charge is based on premium payments, but is deducted from your account value in equal installments on each of the ten policy anniversaries following the date on which you make the premium payment. Each policy segment has its own target premium and deferred sales charge. We allocate your premium payments to determine the deferred sales charges under your policy if you have more than one segment. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 24.

The deferred sales charge compensates us for a portion of the costs we incur in selling the policies. There is no deferred sales charge on premiums which are in excess of the target premium. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 24.

                     Deferred Sales
     Policy or        Charge as a     Deducted at
   Segment Year        Percentage of  Beginning of
   Premium Paid       Target Premium  Policy Years
   ------------       ------------    --------------
         1                2%             2 - 10
         2               1.5%            3 - 11
         3               1.5%            4 - 12
         4               1.5%            5 - 13
         5               0.25%           6 - 14
         6               0.25%           7 - 15
         7               0.25%           8 - 16
         8               0.25%           9 - 17
         9               0.25%           10 - 18
        10               0.25%           11 - 19


DAILY DEDUCTIONS FROM THE VARIABLE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE

We deduct a charge each day for the mortality and expense risks we assume. This charge is 0.000548% per day of the amount you have in the variable divisions. This is an annual rate of 0.20%.

The mortality risk we assume is that insured people, as a group, may live less time than we estimated. We assume risk that expenses we incur in issuing and administering the policies and in operating the variable divisions are greater than the amount we estimated when we set these charges.

The mortality and expense risk charge does not apply to your account value which is invested in the guaranteed interest division or the loan division.


MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE

We deduct charges from your account value on each monthly processing date. You have the option to designate a single withdrawal investment option from which we will take your monthly deductions. You may make this designation at policy application or later. You may not use the loan division as your designated withdrawal investment option from which to deduct monthly deductions.

If you do not choose a withdrawal investment option from which to deduct monthly deductions, or if the amount in your designated withdrawal investment option is not enough to cover the monthly deductions, these charges are taken from the variable and guaranteed interest divisions in the same proportion that your account value in each division has to your total net account value as of the monthly processing date.

If you change your designated withdrawal investment option from which monthly deductions are deducted, we consider this a premium allocation change for which there may be a charge. SEE POLICY TRANSACTION FEES, PAGE 44.




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Corporate Variable Universal Life      42

                     DIVISIONS FROM WHICH WE DEDUCT CHARGES



                     MONTHLY CHARGES: COST OF
                       INSURANCE CHARGES AND                                                     LOANS AND
                        ADMINISTRATION FEES                 TRANSACTION FEES                PARTIAL WITHDRAWALS
-----------  ----------------------------------------- ---------------------------  -----------------------------------
  CHOICE     May choose one withdrawal investment      Proportionally among         May choose any withdrawal
             option, including guaranteed interest     variable and guaranteed      investment options or combination
             division                                  interest divisions           of investment options, subject to
                                                                                    requirements
-----------  ----------------------------------------- ---------------------------  -----------------------------------
  DEFAULT    Proportionally among variable investment  Proportionally among         Proportionally among variable
             option and guaranteed interest division   variable investment options  investment options and guaranteed
                                                       and guaranteed interest      interest division
                                                       division



MONTHLY ADMINISTRATIVE CHARGE

For this policy, we charge an administrative charge of $12 per month for the first policy year and $6 per month for each policy year beyond that. The monthly administrative charge is designed to compensate us for ongoing costs such as:
     o   premium billing and collections;
     o   claim processing;
     o   policy transactions;
     o   record keeping;
     o   reporting and communications with policy owners; and
     o   other expenses and overhead.

COST OF INSURANCE CHARGE

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage under the policy, including the expected cost of paying death proceeds that are more than your account value at the insured person's death.

The cost of insurance rates may depend on the:
     o   issue age of the insured people in the group;
     o   risk class of the insured people in the group;
     o   size of the group; and
     o   total premium the group pays.

The cost of insurance charge is equal to our current monthly cost of insurance rate times the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine the amount of your account value after we deduct your policy charges due on that date, other than cost of insurance charges for the base death benefit and adjustable term insurance rider.

If your base death benefit at the beginning of a month increases (due to requirements of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Similarly, the net amount at risk for your adjustable term insurance rider decreases. This means that the amount of your cost of insurance charge varies from month to month with changes in your net amount at risk, changes in the death benefit and with the increasing age of the insured person. We allocate the net amount at risk to any segments in the same proportion that each segment has to the total stated death benefit for all coverage segments as of the monthly processing date.

We apply unisex rates where appropriate under the law. This currently includes the State of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to each segment of the base death benefit and your adjustable term insurance rider.

These rates are never more than the guaranteed maximum rates shown in your policy; however, they may change from time to time. The guaranteed maximum rates for base coverage are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table.


--------------------------------------------------------------------------------
Corporate Variable Universal Life
                                       43

The maximum rates for the initial and any new segment will be printed in the schedule which we will provide to you. This may result in higher cost of insurance charges than those that would apply if the policy were on an individual instead of group basis.

GUARANTEED ISSUE

We only offer this policy on a guaranteed issue basis. We issue these policies up to a preset face amount with evidence of insurability requirements.

CHANGES IN MONTHLY CHARGES

Changes we make in the cost of insurance charges or charges for additional benefits are for a class of insured persons. We base the new charge on changes in expectations about:
     o   investment earnings;
     o   mortality;
     o   the time policies remain in effect;
     o   expenses; and
     o   taxes.

New monthly charges will never be more than the guaranteed maximum rates shown in your policy.

CONTINUATION OF COVERAGE ADMINISTRATIVE FEE

When the insured person reaches age 100, if your policy has not been surrendered, the continuation of coverage period begins. We will charge a one-time administrative fee of $200. This charge compensates us for maintaining and servicing your policy until the death of the insured person. We then no longer charge you a monthly administrative fee.


POLICY TRANSACTION FEES

We also charge fees for certain transactions you may make under your policy. We take these fees from the variable and the guaranteed interest divisions in the same proportion that your account value in each division has to your net account value immediately after the transaction.

PARTIAL WITHDRAWALS

We deduct a service fee of $25 of the amount you request from your account value for each partial withdrawal you take to cover our costs. SEE PARTIAL WITHDRAWALS, PAGE 32.

TRANSFERS

There may be a $10 fee for each additional transfer over twelve per policy year to cover our costs. If you include multiple transfers in one request, it counts as one transfer. There is no transfer fee if you are exercising the right to exchange feature in your policy. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 29, AND RIGHT TO EXCHANGE POLICY, PAGE 26.

ILLUSTRATIONS

The first policy illustration you request in a policy year is free. After that, we may charge a fee of up to $25 for each additional policy illustration you request.

PREMIUM ALLOCATION CHANGE

You may make five free premium allocation changes per policy year. After the five free premium allocation changes, we may charge you $25 for each additional premium allocation change per policy year. If you change your designated withdrawal investment option, we consider this a premium allocation charge for which there may be a charge. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 42.


GROUP OR SPONSORED ARRANGEMENTS
OR CORPORATE PURCHASERS

Groups of individuals, corporations or other institutions may purchase this policy. For some group or sponsored arrangements including employees and certain family members of employees of Security Life of Denver, its affiliates and appointed sales agent or special exchange programs which we may offer from time to time, we may reduce or waive the:
     o   administrative charge;
     o   minimum target death benefit;
     o   target premium;
     o   sales charges;
     o   cost of insurance charges; or
     o   other charges normally assessed.

We can reduce or waive these items due to expected economies based on the characteristics of the group or sponsored arrangement or with a corporate purchaser. Group arrangements include those in which there is a trustee, an employer or an association. The group may either purchase policies covering a group of individuals or endorse a policy to

--------------------------------------------------------------------------------
Corporate Variable Universal Life      44
a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors which we take into account when we reduce charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

We will not be unfairly discriminatory in the variation in the administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.


OTHER CHARGES

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. This means that no charge is currently made to any variable division for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable divisions, we may make such a charge in the future.


TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.


TAX STATUS OF THE POLICY

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Internal Revenue Code Section 7702. However, there is very little guidance, with respect to policies issued on a substandard basis. Nevertheless, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

Specifically this policy must meet the requirements of the "cash value accumulation test" as specified in Code Section 7702.

Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to account value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and sex at any point in time, multiplied by the account value. SEE APPENDIX A, PAGE 58, FOR A TABLE OF THE CASH VALUE ACCUMULATION TEST FACTORS.

We will at all times assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. In addition, as long as the policy remains in force, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from the policy, such as a partial withdrawal or loan. SEE TAX TREATMENT OF POLICY DEATH BENEFITS, PAGE 46.


DIVERSIFICATION REQUIREMENTS

In addition to meeting the Code Section 7702 tests, Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable division must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable divisions'

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Corporate Variable Universal Life      45
investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "indicia of ownership" in those assets. "Indicia of ownership" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.


TAX TREATMENT OF POLICY DEATH BENEFITS

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Generally, the policy owner will not be taxed on any of the policy cash value until there is a distribution. When distributions from a policy occur, or when loans are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.


MODIFIED ENDOWMENT CONTRACTS

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.


MULTIPLE POLICIES

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

     1. All distributions other than death benefits, including distributions upon surrender and

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Corporate Variable Universal Life      46
         withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

     2. Loans taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

     3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. Finally, neither distributions from, nor loans from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.


INVESTMENT IN THE POLICY

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy other than a policy loan, your investment in the policy is reduced by the amount of the distribution that is tax free.

POLICY LOANS

In general, interest on a policy loan will not be deductible. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.


SECTION 1035 EXCHANGES

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy, or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.


TAX-EXEMPT POLICY OWNERS

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.


POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.


CHANGES TO COMPLY WITH THE LAW

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments, or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may:
     o   make changes to your policy or its riders; or
     o   take distributions from your policy to the

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Corporate Variable Universal Life      47
         degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies. We will give you advance notice of this change.

The tax law limits the mortality charge used to calculate whether your policy qualifies as life insurance for federal income tax purposes. We must base these calculations on reasonable mortality charges expected to be paid. The Treasury issued proposed regulations on what it considers reasonable mortality charges. We believe that the charges used for your policy should meet the Treasury's current requirement for "reasonableness." We reserve the right to make changes to the mortality charges used in the calculation if future regulations have standards which make changes necessary in order to continue to qualify your policy as life insurance for federal income tax purposes.

Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make any appropriate adjustments to your policy's account value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.


OTHER

Policy owners may use our policies in various arrangements, including:
     o   qualified plans;
     o   non-qualified deferred compensation or salary continuance plans;
     o   split dollar insurance plans;
     o   executive bonus plans;
     o   retiree medical benefit plans; and
     o   other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

YOU SHOULD CONSULT QUALIFIED LEGAL OR TAX ADVISERS FOR COMPLETE INFORMATION ON FEDERAL, STATE, LOCAL, AND OTHER TAX CONSIDERATIONS.


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Corporate Variable Universal Life      48

ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES, AND ACCUMULATED PREMIUMS

The following tables are intended to show how the policy works. This includes how benefits and values can vary over a long period of time. Each table also compares these values with total premiums paid with interest. The policies illustrated include:


                                           Definition
                                 Death      of Life      Stated                Target
                   Smoker       Benefit    Insurance      Death                Death
Gender    Age      Status        Option       Test       Benefit    Premium    Benefit
------    ---      ------        ------       ----       -------    -------    ------
 Male      45    Non-smoker        1          CVAT       300,000     $5,750    300,000
 Male      45    Non-smoker        1          CVAT       150,000     $5,750    300,000

The tables show how death benefits, account values, and surrender values of a hypothetical policy could vary over an extended period of time, assuming the variable divisions had constant hypothetical gross annual investment returns of 0%, 6%, or 12% over the periods indicated in each table. Values would differ from those shown in the tables if the annual investment returns were not constant. The amounts shown would differ if we had used female or unisex rates.

These illustrations assume there are no policy loans.

We illustrate premium payments as if they were made at the beginning of the year. The third column of each table shows what would happen if an amount equal to the assumed premiums earned interest, after taxes, of 5% compounded annually.

The net investment return on your policy is lower than the gross investment return on the variable division. This is due to the mortality and expense risk charge, and the portfolio charge for management fees and portfolio expenses. We show the effect of the net investment return in the amounts for death benefits, account values and surrender values.

The tables reflect annual investment management fees of 0.65% of the portfolios' aggregate average daily net assets. This hypothetical rate is a simple average of the investment advisory fees applying to the investment portfolios for the year ending December 31, 1998. We assume other portfolio expenses at the rate of 0.29% of the portfolios' average daily net assets. This is an average of all the portfolios' other expenses for the year ending December 31, 1998, after any absorption by investment portfolio managers has been made. The average of all portfolios' total expenses is 0.94%.

Actual fees vary by portfolio. The portfolio fees and expenses used in the illustrations are the net amounts shown after absorption of fees and expenses by the portfolio's investment manager. Absent such absorption, the total average investment management fees, average other portfolio expenses and the average of all portfolios' total expenses used in the illustrations would have been higher (0.72%, 1.15% and 1.87%, respectively). The tables assume that the current expense reimbursement arrangements will continue. However, they may not continue through 1999.

The effect of these portfolio charges and expenses, and mortality and expense risk charges results in a net rate of return of:
     o   (1.14)% on a 0% gross rate of return;
     o   4.85% on a 6% gross rate of return; and
     o   10.84% on a 12% gross rate of return.

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Corporate Variable Universal Life      49

The tables assume that charges have been deducted including deductions for premiums, cost of insurance rider charges, monthly deductions and administrative and sales charges. The tables show charges at our current rates. The tables also show charges at the maximum rates we guarantee in our policies. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 42. The tables reflect that we do not currently charge against the separate account for state or federal taxes. If we charge for the taxes in the future, it will take a higher gross rate of return than the rates shown to produce the same death benefits, account values, and surrender values.

If we are asked to do so, we will give you a comparable personal illustration based on:
     o   each insured person's age and gender;
     o   standard premium class assumptions;
     o   initial stated death benefit;
     o   the chosen death benefit option;
     o   scheduled premiums consistent with your policy form; and
     o   special features elected on your policy.

For individual policies, at issue we deliver an individualized illustration showing the scheduled premium you chose and the insured person's actual risk class. This Corporate policy is issued only to groups. For this policy, we deliver an illustration similar to the individualized illustration. However, this illustration shows a single life scheduled premium and risk class that is representative of the particular group covered by this policy. We base these hypothetical future benefits on both guaranteed and current cost factor assumptions and actual account value.













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Corporate Variable Universal Life      50

                           [to be filed by amendment]

PROSPECT: INSURED PERSON'S NAME
MALE 45 NON-TOBACCO USER                               PRESENTED BY:

                                  SECURITY LIFE
                        CORPORATE VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $300,000                           DEATH BENEFIT OPTION 1
                                                      ANNUAL PREMIUM:  $5,750.00
                                      GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                          -----------0.00%--------         ---------12.00%---------       -----------6.00%----------
                         PREMIUM                    CASH                             CASH                            CASH
                       ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT     SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS       AT 5%          VALUE      VALUE    BENEFIT      VALUE      VALUE    BENEFIT      VALUE     VALUE   BENEFIT
   1         5750
   2         5750
   3         5750
   4         5750
   5         5750
   6         5750
   7         5750
   8         5750
   9         5750
   10        5750
   15        5750
   20        5750
   25        5750
   30        5750

 AGE 65      5750


THE EXPENSE CHARGES AND COST OF INSURANCE RATES WILL NEVER BE GREATER THAN THOSE WHICH WERE USED TO CALCULATE THE ABOVE VALUES.

THE HYPOTHETICAL GROSS RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE GUARANTEED INTEREST DIVISION AND THE INVESTMENT EXPERIENCE OF THE DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL GROSS INVESTMENT RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0.00%, 12.00% AND 6.00% OVER A PERIOD OF YEARS BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN A DIFFERENT FREQUENCY THAN SHOWN.

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Corporate Variable Universal Life      51

                           [to be filed by amendment]

PROSPECT:  INSURED PERSON'S NAME:
MALE 45 NON-TOBACCO USER                              PRESENTED BY:

                                  SECURITY LIFE
                     CORPORATE LAST SURVIVOR UNIVERSAL LIFE

STATED DEATH BENEFIT:  $300,000     DEATH BENEFIT OPTION 1
                                    ANNUAL PREMIUM:  $5,750.00
                                    GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                                 --------0.00%------          ---------12.00%---------       ----------6.00%--------
                         PREMIUM                    CASH                            CASH                           CASH
                       ACCUMULATED      ACCOUNT     SURR       DEATH     ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
  YEAR      PREMIUMS      AT 5%          VALUE      VALUE     BENEFIT     VALUE     VALUE   BENEFIT      VALUE     VALUE   BENEFIT
    1         5750
    2         5750
    3         5750
    4         5750
    5         5750
    6         5750
    7         5750
    8         5750
    9         5750
   10         5750
   15         5750
   20         5750
   25         5750
   30         5750

 AGE 65       5750

THE CURRENT COST OF INSURANCE RATES ARE SUBJECT TO CHANGE. ACCOUNT VALUES WILL VARY FROM THOSE ILLUSTRATED IF ACTUAL RATES DIFFER FROM THOSE ASSUMED. CURRENT MORTALITY CHARGE RATES ARE BASED ON CURRENT MORTALITY EXPERIENCE AND ARE NOT DEPENDENT UPON FUTURE IMPROVEMENTS IN UNDERLYING MORTALITY.

THE HYPOTHETICAL GROSS RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS AND POLICY CHARGES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE GUARANTEED INTEREST DIVISION AND THE INVESTMENT EXPERIENCE OF THE DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL GROSS INVESTMENTS RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0.00%, 12.00% AND 6.00% OVER A PERIOD OF YEARS BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN A DIFFERENT FREQUENCY THAN SHOWN.


--------------------------------------------------------------------------------
Corporate Variable Universal Life      52

ADDITIONAL INFORMATION

DIRECTORS AND OFFICERS

Set forth below is information regarding the directors and principal officers of Security Life of Denver Insurance Company. Security Life's address, and the business address of each person named, except as noted with one or two asterisks (*/**), is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699. The business address of each person denoted with one asterisk (*) is ING North America Insurance Corporation, 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390. The business address of each person denoted with two asterisks (**) is Security Life of Denver Insurance Company, 9140 Arrowpoint Blvd., Suite 400, Charlotte, North Carolina 28273.




Name and Principal
Business and Address           Position and Offices with Security Life of Denver

Stephen M. Christopher         Chairman, President and Chief Executive Officer

Thomas F. Conroy               Director, President, ING Reinsurance

Michael W. Cunningham*         Director, Executive Vice President

Linda B. Emory*                Director

Jess A. Skriletz               Chief Executive Officer and General Manager, ING
                               Reinsurance and ING Institutional Markets

Gregory G. McGreevey           President, ING Institutional Markets

Jerome J. Cwiok                Executive Vice President and Chief Operations
                               Officer

James L. Livingston, Jr.       Executive Vice President and Chief Financial
                               Officer

Jeffrey R. Messner             Executive Vice President and Chief Marketing
                               Officer

John R. Barmeyer*              Senior Vice President, Chief Legal Officer

Wayne D. Bidelman              Senior Vice President, CCRC

Eugene L. Copeland             Senior Vice President and General Counsel, ING
                               Reinsurance

Arnold A. Dicke                Senior Vice President, Chief Actuary, ING
                               Reinsurance

Charles LeDoyen**              Senior Vice President, Structured Settlements

Terry L. Morrison              Senior Vice President, New Business Operations


--------------------------------------------------------------------------------
Corporate Variable Universal Life      53

Name and Principal

Jeffery W. Seel*               Senior Vice President, Chief Investment Officer

Mark A. Smith                  Senior Vice President, Customer Service
                               Operations

Lawrence D. Taylor             Senior Vice President, Chief Actuary

William D. Tyler*              Senior Vice President, Chief Information Officer

Katherine Anderson             Vice President, Chief Product Actuary, ING
                               Reinsurance

Evelyn A. Bentz                Vice President, M Financial Sales

Joseph H. Bradford, III        Vice President, Communications

Thomas Kirby Brown, Jr.        Vice President, Operations, ING Institutional
                               Markets

Douglas W. Campbell            Vice President, Agency Sales

Kim M. Curley                  Vice President, Valuation

Stanley F. Eckert              Vice President, National Marketing

Shari A. Enger                 Vice President and Controller

Larry D. Erb                   Vice President, Information Technology

Nathan E. Eshelman             Vice President, Product Development

Martha K. Evans                Vice President, Variable Operations

Fitz E. Fisher                 Vice President, Information Technology

Craig Fowler                   Vice President, Risk Management and Chief
                               Actuary, ING Institutional Markets

Deborah B. Holden*             Vice President, Corporate Benefits

Brian Holland                  Vice President, Domestic and International Risk
                               Management

Thomas D. Hull                 Vice President, Product Development

Kenneth R. Kiefer**            Vice President, Structured Settlements,
                               Operations


--------------------------------------------------------------------------------
Corporate Variable Universal Life      54

Name and Principal

Stephen F. Kraysler            Vice President, Structured Reinsurance

C. Lynn McPherson*             Vice President

Sue A. Miskie                  Vice President, Corporate Services

David S. Pendergrass*          Vice President and Treasury Officer

Stephen R. Pryde               Vice President, Business Operations

Christiaan M. Rutten           Vice President, International Reinsurance

Shelley Ray Schaal-Pettet      Vice President, Human Resources

Casey J. Scott                 Vice President, National Marketing

Alan C. Singer                 Vice President, Customer Relations and Regulatory
                               Compliance

Jerome M. Strop                Vice President, Strategic Marketing

Gary W. Waggoner               Vice President, General Counsel and Corporate
                               Secretary

Amy L. Winsor                  Vice President and Treasurer

William Wojciechowski*         Vice President, CCRC

Jay Thomas Wolfmeier           Vice President and Chief Underwriter

Eric G. Banta                  Assistant Secretary

Roger O. Beebe                 Actuarial Officer

John B. Dickinson              Actuarial Officer

Relda A. Fleshman              Deputy General Counsel

Shirley A. Knarr               Actuarial Officer

Glen E. Stark                  Actuarial Officer

William J. Wagner              Actuarial Officer


--------------------------------------------------------------------------------
Corporate Variable Universal Life      55

REGULATION

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.


LEGAL MATTERS

The legal matters in connection with the policy described in this prospectus have been passed on by the General Counsel of Security Life. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.


LEGAL PROCEEDINGS

Security Life, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to Security Life's ability to meet its obligations under the policy or to the variable account, and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.


EXPERTS

Actuarial matters in this prospectus have been examined by Lawrence D. Taylor, F.S.A., M.A.A.A., who is Senior Vice President and Chief Actuary of Security Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC. [to be filed by amendment]


REGISTRATION STATEMENT

We have filed a Registration Statement relating to the Variable Account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.




--------------------------------------------------------------------------------
Corporate Variable Universal Life       56

                              FINANCIAL STATEMENTS

                           [to be filed by amendment]

















--------------------------------------------------------------------------------
Corporate Variable Universal Life       57

                      APPENDIX A [to be filed by amendment]


                                 FACTORS FOR THE
                          CASH VALUE ACCUMULATION TEST
                           FOR A LIFE INSURANCE POLICY


 Attained                                   Attained                                    Attained
    Age     Male       Female       Unisex     Age      Male       Female       Unisex     Age     Male        Female      Unisex
    ---     ----       ------       ------     ---      ----       ------       ------     ---     ----        ------      ------
     0
     1                                         34                                          67
     2                                         35                                          68
     3                                         36                                          69
     4                                         37                                          70
     5                                         38                                          71
     6                                         39                                          72
     7                                         40                                          73
     8                                         41                                          74
     9                                         42                                          75
    10                                         43                                          76
    11                                         44                                          77
    12                                         45                                          78
    13                                         46                                          79
    14                                         47                                          80
    15                                         48                                          81
    16                                         49                                          82
    17                                         50                                          83
    18                                         51                                          84
    19                                         52                                          85
    20                                         53                                          86
    21                                         54                                          87
    22                                         55                                          88
    23                                         56                                          89
    24                                         57                                          90
    25                                         58                                          91
    26                                         59                                          92
    27                                         60                                          93
    28                                         61                                          94
    29                                         62                                          95
    30                                         63                                          96
    31                                         64                                          97
    32                                         65                                          98
    33                                         66                                          99
                                                                                           100

--------------------------------------------------------------------------------
Corporate Variable Universal Life      58

                      APPENDIX B [to be filed by amendment]

PERFORMANCE INFORMATION

POLICY PERFORMANCE

The following hypothetical illustrations demonstrate how the actual investment experience of each variable investment option of the variable account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's Annual Total Return is based on the total return calculated for each fiscal year. These Annual Total Return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or Variable Account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $5,750 annual premium, paid at the beginning of each year, for a hypothetical policy with a $300,000 face amount death benefit Option 1, issued on a preferred, nonsmoker male, Age 45. It is assumed that all premiums are allocated to the investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the Variable Account for mortality and expense risks, and each portfolio's charges and expenses. See Charges, page 41. This prospectus also contains illustrations based on assumed rates of return. See Illustrations of Death Benefits, Account Values, Surrender Values and Accumulated Premiums, page 49.



--------------------------------------------------------------------------------
Corporate Variable Universal Life      59

              HYPOTHETICAL ILLUSTRATIONS [to be filed by amendment]

Nonsmoker Male Age 50
Preferred Risk Class                                      Death Benefit Option 1
Stated Death Benefit $1,000,000                           Annual Premium $12,500

--------------------------------------------------------------------------------


AIM VI CAPITAL APPRECIATION FUND
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit

AIM VI GOVERNMENT SECURITIES FUND
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit


ALGER AMERICAN GROWTH PORTFOLIO
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit

ALGER AMERICAN MIDCAP GROWTH PORTFOLIO
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit


ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit



FIDELITY VIP GROWTH PORTFOLIO
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit

FIDELITY VIP OVERSEAS PORTFOLIO
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit



FIDELITY VIP II INDEX 500 PORTFOLIO
         Year        Annual Total    Cash Surrender     Account       Death
         Ended         Return *           Value          Value       Benefit



INVESCO VIF EQUITY INCOME FUND
         Year        Annual Total    Cash Surrender     Account       Death
         Ended         Return *           Value          Value       Benefit

INVESCO VIF HIGH YIELD FUND
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit


--------------------------------------------------------------------------------
Corporate Variable Universal Life      60

HYPOTHETICAL ILLUSTRATIONS [to be filed by amendment]

Nonsmoker Male Age 50
Preferred Risk Class                                      Death Benefit Option 1
Stated Death Benefit $1,000,000                           Annual Premium $12,500
INVESCO VIF SMALL COMPANY GROWTH FUND
         Year        Annual Total    Cash Surrender     Account       Death
         Ended         Return *           Value          Value       Benefit

INVESCO VIF TOTAL RETURN FUND
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit

INVESCO VIF UTILITIES FUND
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit

NEUBERGER BERMAN AMT LIMITED MATURITY BOND PORTFOLIO
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit

NEUBERGER BERMAN AMT PARTNERS PORTFOLIO
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit



VAN ECK WORLDWIDE BOND FUND
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit

VAN ECK WORLDWIDE EMERGING MARKETS FUND
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit

VAN ECK WORLDWIDE REAL ESTATE FUND
         Year        Annual Total    Cash Surrender     Account       Death
        Ended:         Return*            Value          Value       Benefit



--------------------------------------------------------------------------------
Corporate Variable Universal Life      61

                                     PART II


                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                      UNDERTAKING REGARDING INDEMNIFICATION

Please refer to the Articles of Incorporation listed as Exhibits 1.A(6)(a) and 1.A(6)(b-g) and the By-Laws listed as Exhibits 1.A(6)(h) and 1.A(6)(h)(i).

Security Life of Denver's (the "corporation") Certificate of Incorporation and bylaws provide that the corporation shall have every power and duty of indemnification of directors, officers, employees and agents, without limitation, provided by the laws of the state of Colorado. Under Colorado law, the corporation has the power to indemnify such persons against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, if such person acted in good faith and in a manner which that person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, such indemnification cannot be made where such person is adjudged liable to the corporation, except pursuant to a court order. The corporation is required to indemnify directors, officers, employees and agents against expense actually and reasonably incurred in connection with actions where such persons have been successful on the merits or otherwise in defense of such actions.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling preceding, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


          UNDERTAKING REQUIRED BY SECTION 26(E)(2)(A) OF THE INVESTMENT
                         COMPANY ACT OF 1940, AS AMENDED

Security Life of Denver Insurance Company represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.

     Cross-Reference table.

     The prospectus.


--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 1

     The undertaking to file reports.

     The undertaking regarding indemnification.

     The undertaking required by Section 26(e)2(A) of the Investment Company Act of 1940, as amended.

     The signatures.

     Written consents of the following persons:
          Lawrence D. Taylor (See Exhibit 6B). [To be filed by amendment] Ernst & Young, L.L.P. (See Exhibit 7A). [To be filed by amendment] Sutherland Asbill & Brennan, LLP (See Exhibit 7B). [To be filed by amendment]

     The following exhibits:

1.A  (1)  Resolution of the Executive Committee of the Board of Directors of
          Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant./1/

     (2)  Not Applicable.

     (3)  (a)  Security Life of Denver Distribution Agreement./1/
          (b) Specimen Amendment to Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. [To be filed by amendment]
          (c)  Commission Schedule for Policies.[To be filed by amendment]

     (4)  Not Applicable.

     (5) (a) Specimen Corporate Variable Universal Life Insurance Policy (Form No. 2505(VUL)-3/00).
          (b)  Specimen Adjustable Term Insurance Rider (Form No. R2006-3/00).
          (c)  Certificate of Insurance.

     (6) (a) Security Life of Denver's Restated Articles of Incorporation./1/ (b-g) Amendments to Articles of Incorporation through
                June 12, 1987./1/
          (h) Security Life of Denver's By-Laws./1/
               (i) Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997)./2/

     (7)  Not Applicable.

     (8)  (a) Participation Agreements
               (i) Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of
                      Underwriter of Variable Contracts and Policies./3/
               (ii)   Sales Agreement by and among The Alger American Fund, Fred
                      Alger Management, Inc., and Security Life of Denver
                      Insurance Company./1/
               (iii) Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company./1/
               (iv) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company./1/
               (v) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company./1/
               (vi) Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company./1/
               (vii) Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company./1/

--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 2

          (b)  (i)    Third Amendment to Participation Agreement among Security
                      Life of Denver Insurance Company, INVESCO Variable
                      Investment Funds, Inc. and INVESCO Funds Group, Inc./4/
               (ii)   Fourth Amendment to Participation Agreement among Variable
                      Insurance Products Fund, Fidelity Distributors Corporation
                      and Security Life of Denver Insurance Company./4/
               (iii)  Fourth Amendment to Participation Agreement among Variable
                      Insurance Products Fund II, Fidelity Distributors
                      Corporation and Security Life of Denver Insurance
                      Company./4/
               (iv)   Amendment No. 2 to Participation Agreement among AIM
                      Variable Insurance Funds, Inc., Security Life of Denver
                      Insurance Company and ING America Equities, Inc./4/
               (v)    Fourth Amendment to Participation Agreement among Security
                      Life of Denver Insurance Company, INVESCO Variable
                      Investment Funds, Inc. and INVESCO Funds Group, Inc.
               (vi)   Amendment No. 3 to Participation Agreement among AIM
                      Variable Insurance Funds, Inc., Security Life of Denver
                      Insurance Company and ING America Equities, Inc.

     (9)  Not Applicable.

     (10) Specimen Guaranteed Issue Variable Life Insurance
          Application with Guaranteed Issue Binding Limited Life
          Insurance Coverage Form (Form Nos. Q2009-11/97 and
          Q-1112 B-6/98).

2.   Included as Exhibit 1.A(5) above.

3.A  Opinion and consent of Gary W. Waggoner as to securities being registered.

4.   Not Applicable.

5.   Not Applicable.

6.A  Opinion and consent of Lawrence D. Taylor.[To be filed by amendment]

7.A  Consent of Ernst & Young L.L.P. [To be filed by amendment]

  B  Consent of Sutherland Asbill & Brennan LLP. [To be filed by amendment]

8.   Not Applicable.

11. Issuance, Transfer and Redemption Procedures Memorandum.[To be filed by amendment]
---------------

/1/ Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 27, 1998 (File No. 33-74190).

/2/ Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on October 29, 1998 (File No. 33-74190).

/3/ Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on March 2, 1998 (File No. 33-74190).

/4/ Incorporated herein by reference to the Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on May 10, 1999 (File No. 333-72753).

--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 3

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Security Life of Denver Insurance Company and the Registrant, Security Life Separate Account L1, have duly caused this Registration Statement to be signed on their behalf by the undersigned, hereunto duly authorized, and their seal to be hereunto fixed and attested, all in the City and County of Denver and the State of Colorado on the 8th day of November, 1999.


                                       SECURITY LIFE OF DENVER INSURANCE COMPANY
                                       (Depositor)


                                       BY:  /s/ Stephen M. Christopher
                                            --------------------------
                                            Stephen M. Christopher
                                            President
(Seal)

ATTEST:


/s/ Gary W. Waggoner
--------------------
Gary W. Waggoner




                                       SECURITY LIFE SEPARATE ACCOUNT L1
                                       (Registrant)

                                       BY:     SECURITY LIFE OF DENVER INSURANCE
                                               COMPANY
                                       (Depositor)


                                       BY:  /s/ Stephen M. Christopher
                                            --------------------------
                                            Stephen M. Christopher
                                            President

(Seal)

ATTEST:


/s/ Gary W. Waggoner
--------------------
Gary W. Waggoner


--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 4

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with Security Life of Denver Insurance Company and on the date indicated.


PRINCIPAL EXECUTIVE OFFICERS:


/s/ Stephen M. Christopher
-----------------------------
Stephen M. Christopher
President, Chief Executive Officer and Director


/s/ James L .Livingston, Jr.
-----------------------------
James L .Livingston, Jr.
Executive Vice President and Chief Financial Officer


PRINCIPAL ACCOUNTING OFFICER:


/s/ Shari A. Enger
-----------------------------
Shari A. Enger
Vice President and Controller


DIRECTORS:


/s/ Thomas F. Conroy
-----------------------------
Thomas F. Conroy


/s/ Linda B. Emory
-----------------------------
Linda B. Emory



Michael W. Cunningham


/s/ Michael W. Cunningham
-----------------------------


--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 5

                                  EXHIBIT INDEX


Exhibit No.       Description of Exhibit
-----------       ----------------------

1.A(3)(b)(v)      Fourth Amendment to Participation Agreement among Security
                  Life of Denver Insurance Company, INVESCO Variable Investment
                  Funds, Inc. and INVESCO Funds Group, Inc.

1.A(3)(b)(vi)     Amendment No. 3 to Participation Agreement among AIM Variable
                  Insurance Funds, Inc., Security Life of Denver Insurance
                  Company and ING America Equities, Inc.

1.A(5)(a)         Specimen Corporate Variable Universal Life Insurance Policy
                  (Form No. 2505 (VUL)-3/00).

1.A(5)(b)         Specimen Adjustable Term Insurance Rider (Form No.
                  R2006-3/00).

1.A(5)(c)         Certificate of Insurance.

1.A(10) Specimen Guaranteed Issue Variable Universal Life Insurance Application with Guaranteed Issue Binding Limited Life Insurance Coverage Form (Form Nos. Q2009-11/97 and Q-1112 B-6/98).

3.A Opinion and consent of Gary W. Waggoner as to securities being registered.
























--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 6